Exhibit 99.1

MANULIFE FINANCIAL CORPORATION

ANNUAL INFORMATION FORM

March 27, 2008

Table of Contents

GLOSSARY	3

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION	4

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	5

CORPORATE STRUCTURE	5

HISTORY AND INCORPORATION	5
INTERCORPORATE RELATIONSHIPS	6

CORPORATE STRATEGY	6

GENERAL DEVELOPMENT OF THE BUSINESS	7

THREE YEAR HISTORY	7

BUSINESS OPERATIONS	8

SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT	9
U.S. DIVISION	9
CANADIAN DIVISION	16
ASIA AND JAPAN DIVISION	19
REINSURANCE DIVISION	22
INVESTMENT DIVISION	23

RISK FACTORS	27

GOVERNMENT REGULATION	28

CANADA	28
UNITED STATES	30
ASIA AND JAPAN	32

GENERAL DESCRIPTION OF CAPITAL STRUCTURE	33

DIVIDENDS	35

CONSTRAINTS ON OWNERSHIP OF SHARES	35

RATINGS	36

MARKET FOR SECURITIES	37

LEGAL PROCEEDINGS	38

DIRECTORS AND EXECUTIVE OFFICERS	38

DIRECTORS	38
EXECUTIVE OFFICERS	40
SHARE OWNERSHIP	40

TRANSFER AGENT AND REGISTRAR	41

MATERIAL CONTRACTS	41

INTERESTS OF EXPERTS	41

AUDIT & RISK MANAGEMENT COMMITTEE	42

ADDITIONAL INFORMATION	42

GLOSSARY

For the purpose of this annual information form (“Annual Information Form”), the term “Company” or “Manulife Financial” refers, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation (“MFC”) and its subsidiaries, including Manufacturers Life.

The following are brief explanations of certain terms as used in this Annual Information Form.

ACLI (American Council of Life Insurers) — an insurance industry association for life insurance companies in the United States, which works to promote a legislative and regulatory environment favourable to its members and provides information and educational resources to the public.

annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity). Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Contracts can be fixed or variable.

Canadian GAAP — Canadian generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

cash value — the gross value for which an in-force policy can be surrendered.

COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

common investment platform — a common group of investment funds that are offered to the Company’s customers across multiple variable insurance, annuity and pension product lines.

endowment insurance — life insurance policy which pays the face value at earlier of death or maturity date.

Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.

general fund — those assets and liabilities which a life insurance company reports on its consolidated balance sheet and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term life insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

GIC (guaranteed investment contracts) — certificates of deposit on which guaranteed interest is payable or compounded annually and maturity is a specified term, usually one to five years.

group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities (group health) to a group of people under a master contract. Typically used by employers to provide coverage for their employees.

ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to insurance companies that are incorporated under Canadian federal law and to foreign insurance companies that operate in Canada on a branch basis.

in-force — an insurance or annuity contract which has not expired or otherwise been terminated.

individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

Letters Patent of Conversion — the letters patent issued under the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, products and services.

MCCSR (Minimum Continuing Capital and Surplus Requirements) — capital and liquidity requirements imposed by OSFI for Canadian federally regulated life insurance companies.

Minister of Finance — the Minister of Finance (Canada) or any Minister of State who has been delegated any of the Minister’s powers, duties and functions under the ICA.

mortality risk — the risk arising from an insured person’s death.

NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

Plan of Demutualization — the plan of demutualization of Manufacturers Life, which, for the purposes of the ICA, constituted a conversion proposal.

policy loan — a loan made to a policyholder based on the security of the cash value of a policy.

policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance the policyholder is usually the employer rather than the employee.

producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

RRIF (registered retirement income fund) — a fund of undistributed accumulations of retirement savings, within the meaning of the Income Tax Act (Canada).

RRSP (registered retirement savings plan) — a savings plan for the purpose of providing a retirement income, within the meaning of the Income Tax Act (Canada).

reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

retrocession — a form of reinsurance that involves the assumption of risk from a reinsurer rather than the direct writer of the policy or policies.

SEDAR — the System for Electronic Document Analysis and Retrieval, found at www.sedar.com.

segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund.

Superintendent — the Superintendent of Financial Institutions (Canada).

surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles.

term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

third party administrator — a company that provides administrative support, including regulatory compliance, reporting and document processing, to sponsors of group plans.

underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of a policy.

universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Universal life insurance accumulates a cash value.

variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with Canadian GAAP as applied to life insurance enterprises in Canada and the accounting requirements of the Superintendent. None of the accounting requirements of the Superintendent is an exception to Canadian GAAP.

Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
	2007	2006	2005
U.S. dollar
Balance sheet	0.9881	1.1653	1.1659
Statement of operations	1.0739	1.1340	1.2111

Japanese yen
Balance sheet	0.008844	0.009790	0.009886
Statement of operations	0.009116	0.009752	0.011022

Notes:	(1) Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with Canadian GAAP, balance sheet amounts are converted at rates on the dates indicated, while statement of operations amounts are converted using the average rate for each quarter. The rate of exchange disclosed above for the annual Statement of Operations is based on the rates in each quarter’s Statement of Operations. The annual rate is approximated as the average of the quarterly rates weighted by the number of days in each quarter.

(2) Rates are based upon noon rates of exchange published by the Bank of Canada.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among other things, the Company’s objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results set out under “Corporate Strategy” and “Business Operations”. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements, may be found in this document under “Risk Factors” as well as under “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2007 and elsewhere in MFC’s filings with Canadian and U.S. securities regulators. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

CORPORATE STRUCTURE

HISTORY AND INCORPORATION

Manulife Financial Corporation is a life insurance company incorporated under the ICA. MFC was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of Manufacturers Life following its demutualization. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC. On April 28, 2004, MFC completed a merger transaction with John Hancock Financial Services, Inc. (“John Hancock”) pursuant to which a wholly owned subsidiary of MFC merged with and into John Hancock, with the result that John Hancock became a wholly owned subsidiary of MFC. Following completion of the merger with John Hancock, Manufacturers Life and John Hancock became sister companies. MFC owns all of the outstanding common shares of Manufacturers Life and indirectly owns all of the outstanding shares of common stock of John Hancock. MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.

INTERCORPORATE RELATIONSHIPS

The Company conducts its business activities through subsidiary companies in Canada, the United States, Hong Kong, Japan, the Philippines, Singapore, Indonesia, Thailand and Vietnam. The Company operates through branches in Barbados, Bermuda and Germany and through branches of subsidiaries in Taiwan and Macau. In China, the Company operates through a joint venture established with a local company. In Malaysia, the Company operates through a publicly traded corporation, which is 46% owned by the Company.

The principal subsidiaries of MFC, including direct and indirect subsidiaries, are listed in the section entitled “Principal Subsidiaries” of MFC’s 2007 Annual Report filed on SEDAR, which section is incorporated herein by reference. These companies are incorporated in the jurisdiction in which their head office is located.

CORPORATE STRATEGY

Manulife Financial’s overall corporate objective is to continue its record of profitable growth by building on its position as a leading provider of financial protection and wealth management products and services in Canada, the United States and Asia. In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values: professionalism; providing real value to its customers; integrity; maintaining financial strength; and being an employer of choice. To realize its objective, Manulife Financial pursues the following specific strategies.

Build on Existing Business Franchises

Manulife Financial enjoys recognized financial strength and leadership positions in a number of diverse international markets ranging from developing to mature and has built strong platforms for future growth in Canada, the United States and Asia. Management intends to strengthen the Company’s business franchises in its existing markets and potentially expand into new markets where management believes the Company can establish a leading market position. In 2004, Manulife Financial significantly expanded the Company’s positioning in North America through its merger with John Hancock. The merger added the John Hancock operations and brand in the United States and the business of The Maritime Life Assurance Company (“Maritime Life”) in Canada. In Asia, the merger increased scale and expanded Manulife Financial’s presence into Malaysia and Thailand. Management believes that the Asian region’s economic and demographic trends offer excellent medium and long-term growth potential. In 1996, Manulife Financial opened the first foreign joint venture life insurance company in China. During 2007, the Company was granted eleven new licenses in China, and by the end of 2007, the Company was operating in 24 cities throughout the country. In 1999, Manulife Financial became the first Canadian life insurer with operations in Japan, one of the world’s largest insurance markets. The Japanese operation was expanded in 2001 with the purchase of the in-force business of Daihyaku Mutual Life Insurance Company (“Daihyaku”). The Company also expanded its Asian operations through acquisitions, most recently in the Philippines.

Deliver Customized and Innovative Products and Services

Management believes that delivering customized and innovative financial protection and wealth management products and services, which provide sustainable value at competitive prices, will continue to be a growth driver for the Company. Accordingly, Manulife Financial focuses on understanding customer needs and on developing, maintaining and deepening long-term customer relationships. To address the changing needs of its target markets, the Company has developed the ability to quickly bring new offerings to the marketplace to complement its broad array of products. . In 2006 the Company introduced Canada’s first guaranteed minimum withdrawal benefit product, thereby creating a brand new retirement product category in the Canadian marketplace, and also introduced the first long-term care insurance product in Canada, to help Canadians meet the increasing need for elder care while protecting investment savings. In the United States, the Company continued to add to its industry-leading withdrawal benefit platform by introducing its third-generation guaranteed withdrawal benefit feature. This product, designed specifically for the baby boomer generation, provides income security as well as potential benefit from investment related gains and is primarily targeted at near or current retirees that can wait a period of time before taking income. Manulife Life Insurance Company (“Manulife Japan”) has been a leader in offering innovative products to Japanese consumers, being among the first insurers to offer universal life insurance and variable annuity products in Japan. Manulife Japan launched an innovative new variable annuity product in 2006 through Bank of Tokyo-Mitsubishi UFJ, Ltd. In Singapore, the Company launched the country’s first variable annuity product in June 2007.

Capitalize on Multiple Distribution Channels

Management believes that tailoring the Company’s distribution channels to allow customers in each geographic and product market to purchase the Company’s products and services through their preferred channel will enable Manulife Financial to further penetrate its target markets. In North America, the Company has been highly successful in expanding and diversifying its distribution capabilities while at the same time continuing to nurture traditional relationships. In 2007, the Company completed the acquisition of Berkshire-TWC Financial Group Inc. (“Berkshire”), Canada’s largest independent privately-owned financial planning and wealth management organization, adding more than 700 advisors and 237 branches from Berkshire’s mutual fund and securities business to Manulife Financial’s existing operations across the country. In the United States, the John Hancock merger significantly broadened the Company’s distribution capabilities by adding the John Hancock Financial Network (“JHFN”). Distribution capabilities were expanded further in 2007 with several new agreements entered into, most notably with Morgan Stanley, which contributed to the record level of sales in 2007 in variable annuities in the United States. In Asia and Japan, Manulife Financial’s primary distribution channel is an exclusive agency force numbering approximately 28,000 agents. In recent years, the Company has expanded and diversified its distribution reach by adding new agreements with banks and securities brokers in Asia. In 2004, Manulife Japan entered into a strategic alliance with the Mitsubishi UFJ Financial Group, Inc. (“MUFG”) for individual variable annuity product development and sales. As of the end of 2007, the Company had expanded its distribution network in Japan to include 31 agreements with banks and securities brokers. By offering a diverse range of products and providing ongoing sales and marketing support, Manulife Financial strives to maintain long-term relationships with its agents, brokers and other distributors in each market. The Company expects to continue its strategy of anticipating and responding to changing customer distribution preferences.

Leverage Technology to Enhance Customer and Producer Services

Manulife Financial is committed to the development and leveraging of technology to provide improved service to clients and support to the Company’s distribution partners. Manulife Financial has also invested in technology to realize productivity gains from improved business processes. To help the Company deliver improved customer service, realize significant expense management opportunities and provide strategic flexibility to integrate new businesses, Manulife Financial also outsources some of its information technology requirements including the management of its information technology infrastructure and operations and the provisioning and management of Internet Protocol-based infrastructure.

Leverage Successful Strategies across Different Markets

Manulife Financial’s product and geographic diversity allows the Company to transfer products and services, technology, distribution and marketing strategies, and business knowledge from one market to another. Management believes that the ability to leverage across markets enables the Company to capitalize quickly on emerging economic and demographic trends. Manulife Financial applied the expertise it gained in the United States variable annuity market to launch similar products in Canada and Asia. In 2006, the Company transferred its successful Lifestyle Fund offerings to its JH Mutual Fund business, resulting in an expanded product offering and increased mutual fund sales. In September 2007, teams from Canada and the U.S. worked closely together in the development and launch of Canada’s new long-term care insurance product.

Implement Strategic Acquisitions

Manulife Financial intends to continue to make strategic acquisitions in the financial services industry that strengthen and complement its core operations and that are priced to achieve target financial returns. Management believes that the Company can benefit by participating proactively in the continuing consolidation of the financial services industry, with the objective of increasing Manulife Financial’s overall size and enhancing its market position in internationally diverse markets. In addition, Management believes that Manulife Financial is well-positioned to continue its acquisition program with a focus on expanding its financial protection and wealth management businesses internationally, based on the Company’s experience in executing and implementing strategic acquisitions, together with its management and capital resources.

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

The Company has proactively participated in the continuing consolidation and globalization of the financial services industry. Through acquisitions and organic growth, the Company has increased shareholders’ net income from $3,294 million in 2005 to $4,302 million for the year ended December 31, 2007.

In 2005, the Company successfully completed the integration of Manulife Financial and John Hancock. The Company is positioned as “One Company”, operating primarily under the brand name John Hancock in the United States and Manulife Financial in Canada, Asia and Japan.

In 2006, Manulife Financial focused on leveraging the benefits of the integrated organization and building on its competitive strengths. The Company continued to enhance its expanded distribution platform, introduce innovative new products and leverage the John Hancock brand in the U.S. These initiatives contributed to strong organic growth with premiums and deposits increasing by six per cent (12 per cent on a constant currency basis) for the year ended December 31, 2006, compared to the year ended December 31, 2005.

In 2007, the Company’s results reflected the strength and diversity of its core operating businesses and invested assets. Product innovation and the expansion of distribution capabilities contributed to exceptional sales levels and strong earnings growth across core operating businesses. Sales increased by 13 per cent (19 per cent on a constant currency basis) for the year ended December 31, 2007 compared to the year ended December 31, 2006.

BUSINESS OPERATIONS

The Company is a leading global provider of financial protection and wealth management products and services, including individual life insurance, group life and health insurance, long-term care insurance, pension products, annuities and mutual funds. These services are provided to individual and group customers in the United States, Canada and Asia. Manulife Financial also provides investment management services with respect to the Company’s general fund assets, segregated fund assets, mutual funds, and to institutional customers. The Company also offers reinsurance services, specializing in life retrocession and property and casualty reinsurance.

As at December 31, 2007, the Company had more than 22,000 employees and operated in 19 countries and territories worldwide. The Company’s business is organized into four operating divisions: U.S. Division, Canadian Division, Asia and Japan Division and Reinsurance Division. In addition, asset management services are provided by the Company’s Investment Division, operating as MFC Global Investment Management (“MFC Global”). Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market. The U.S. Division is comprised of two reporting segments: U.S. Insurance and U.S. Wealth Management. The external asset management business of the Investment Division is reported under the Corporate and Other reporting segment.

SELECTED FINANCIAL STATISTICS BY DIVISION/REPORTING SEGMENT

The following charts provide a breakdown by operating division and reporting segment of the Company’s total shareholders’ net income, premiums and deposits and funds under management as at and for the year ended December 31, 2007.

Division/Reporting Segment (as a percent of Company total)	Shareholders’ Net Income		Premiums and Deposits		Funds Under Management
	2006	2007	2006	2007	2006	2007
U.S. Insurance	16%	17%	10%	9%	15%	14%
U.S. Wealth Management	28%	26%	54%	51%	47%	44%

U.S. Division	44%	43%	64%	60%	62%	58%
Canadian Division	25%	26%	21%	23%	19%	22%
Asia and Japan Division	18%	20%	13%	15%	9%	11%
Reinsurance Division	7%	6%	2%	2%	1%	1%
Corporate and Other	6%	5%	0%	0%	9%	8%

Division/Reporting Segment ($ millions)	Shareholders’ Net Income		Premiums and Deposits		Funds Under Management
	2006	2007	2006	2007	2006	2007
U.S. Insurance	622	755	6,713	6,538	61,258	56,424
U.S. Wealth Management	1,136	1,100	35,267	35,314	196,672	175,967

U.S. Division	1,758	1,855	41,980	41,852	257,930	232,391
Canadian Division	981	1,103	13,537	16,121	77,398	86,143
Asia and Japan Division	734	858	8,361	10,406	37,536	43,267
Reinsurance Division	294	263	1,010	1,026	3,009	2,606
Corporate and Other	218	223	51	33	38,511	31,941

Total	3,985	4,302	64,939	69,438	414,384	396,348

U.S. DIVISION

U.S. Division includes U.S. Insurance and U.S. Wealth Management reporting segments. U.S. Insurance, consisting of JH Life and JH Long Term Care businesses, offers life, wealth accumulation and long-term care health insurance solutions for individuals and families. U.S. Wealth Management, which consists of JH Retirement Plan Services, JH Variable Annuities and JH Mutual Funds and JH Fixed Products businesses, provides clients with a wide selection of wealth management solutions for their personal, family and business needs.

U.S. Division operates principally through four insurance subsidiaries: John Hancock Life Insurance Company (U.S.A.) (“John Hancock USA”), John Hancock Life Insurance Company of New York (“John Hancock New York”), John Hancock Life Insurance Company (“John Hancock Life”), and John Hancock Variable Life Insurance Company (“John Hancock Variable”). In addition, U.S. Division has a joint venture arrangement with Metropolitan Life through its Long Term Care Partners LLC (“LTC Partners”) subsidiary. Small blocks of business are also maintained in two subsidiaries, Manulife Insurance Company (“MIC”) and John Hancock Insurance Company of Vermont (“JHVT”). U.S. Division also operates its mutual fund business through the following subsidiaries: a wholesale distribution company, John Hancock Funds LLC (“John Hancock Funds”), two investment advisors, John Hancock Advisers, LLC (“John Hancock Advisers”) and John Hancock Investment Management Services, LLC (“John Hancock IMS”) and a transfer agency, John Hancock Signature Services, Inc. (“John Hancock Signature Services”).

John Hancock USA offers life insurance, 401(k) group annuity pension, individual annuity products and College Saving Plans (“529 Plans”) in all states except New York, and John Hancock New York offers all of these products, except 529 Plans, in the State of New York. John Hancock Life offers life insurance, annuity, long-term care and fixed-rate products in all states and John Hancock Variable offers certain life insurance and annuity products in all states except New York.

LTC Partners holds the business related to the Federal Long Term Care Insurance program (the “Federal Program”). MIC, a wholly owned subsidiary of John Hancock Variable, maintains a block of individual insurance products sold in prior years, while JHVT offers trust-owned health insurance to third parties through Fixed Products.

John Hancock Advisers is an investment advisor, principally for mutual fund operations. John Hancock Funds, a registered broker-dealer wholly owned by John Hancock Advisers, distributes retail mutual funds and privately managed accounts. John Hancock Signature Services is a mutual fund transfer agent.

John Hancock Distributors LLC (“John Hancock Distributors”), a registered broker-dealer wholly owned by John Hancock USA, is the wholesale distributor for all of the variable life, variable annuity and 529 Plans offered in the U.S.

John Hancock IMS and John Hancock Advisers are the investment advisors for the retail mutual funds and the mutual funds known as the common investment platform which support our variable life, variable annuity and certain Retirement Plan Services products. Both companies enter into sub-advisory arrangements with both affiliated and unaffiliated sub-advisors to manage the assets.

Investment Platforms

U.S. Division offers products that provide customers with fixed and variable rate investments. Fixed rate products, offered by JH Retirement Plan Services, JH Life and JH Fixed Products, provide customers with a guaranteed investment return backed by the claims paying rating of John Hancock Life, John Hancock USA, John Hancock New York and John Hancock Variable, as appropriate. Variable rate products enable clients to participate in equity market growth through both segregated and mutual fund investment vehicles. The segregated account products primarily invest in the common investment platform and the mutual fund products are offered through the JH Mutual Fund platform. In addition, U.S. Division maintains certain segregated accounts offered by JH Fixed Products.

The Common Investment Platform

All variable annuity and variable life products and certain JH Retirement Plan Services products invest in the John Hancock Trust (“JHT”) and John Hancock Funds II Trust (“JHF II”) common investment platforms. JHT and JHF II are mutual fund complexes registered under the U.S. Investment Company Act of 1940 (“Investment Company Act”).

The common investment platform enables customers to retain their existing investment selections when transferring between or purchasing new 401(k) group annuity pension, variable annuity or variable life insurance products. A common investment platform means that distributors and customers need only be familiar with one set of investment funds. In addition, a single platform makes it easier for customers to assemble personalized solutions across the wide array of life insurance, annuity and 401(k) products.

Management believes that clients consider investment performance a key criterion in selecting a segregated fund. The division’s common investment platform provides a broad spectrum of diversified domestic and international equity funds, domestic and global fixed income funds and specialty funds that are managed by a distinctive selection of leading investment companies. In order to ensure that the platform remains comprehensive and competitive, the division draws on a variety of internal and external experts who continually review and adjust the investment selections. These experts actively “manage the managers” in an institutional fashion across a wide spectrum of investment and risk criteria. This includes monitoring performance, evaluating the managers’ investment processes, reviewing organizational changes and assessing risk controls.

For those customers who want a simplified approach to investing, the division also provides Lifestyle and Lifecycle Portfolios, which are pre-packaged, diversified funds-of-funds. The Lifestyle Portfolios are target-risk funds that are designed to match the needs and risk tolerance of a wide range of customers, from conservative to aggressive. The Lifecycle Portfolios are target-date funds that are designed to automatically adjust to more conservative investments as a customer’s expected retirement date approaches. The Lifestyle and Lifecycle Portfolios are both constructed using a multi-step process that draws on the expertise of several groups of asset allocation professionals. The Lifestyle Portfolios are offered in JHT and JHF II, and the Lifecycle Portfolios are offered in JHF II. In the JHF II platform, both the Lifestyle and Lifecycle Portfolios are distributed by JH Retirement Plan Services and JH Mutual Funds on a retail basis.

In addition to the common investment platform, JH Retirement Plan Services also offers a retail platform. The retail fund platform is subject to the same rigorous selection and review process as the common investment platform. This retail platform enables 401(k) pension plan sponsors the option of selecting a retail mutual fund managed directly by an adviser or the sub-advised version offered through the common investment platform.

The Mutual Fund Platform

JH Mutual Funds offers products through the mutual fund platform known as John Hancock Funds. This platform provides clients with domestic and international equity funds, taxable and tax-exempt fixed income funds, and specialty funds managed by both affiliated and unaffiliated investment managers. The mutual fund platform includes open-end funds, closed-end funds and separately managed accounts. This platform is subject to the same rigorous selection and review process as the common investment platform. Included in the mutual fund platform are the JHF II retail Lifestyle and Lifecycle funds described above.

The JH Mutual Fund business also offers the John Hancock Freedom 529 Plan. This is a tax-advantage College Savings Plan and offers many of the same funds that are available in the common investment platform. The John Hancock Freedom 529 Plan is subject to the same selection and review process as the common investment platform.

Other Investment Platforms

The JH Long Term Care business of U.S. Insurance has set up a single-customer separate account for the Federal Program. This segregated fund allows the business to tailor the investment strategy specifically to the needs of the Federal Program. This platform is not available to other customers.

JH Fixed Products’ institutional fee-based products offer clients a number of investment options that generally pass the investment results of invested assets through to the contract holder with no, or minimal, guarantees. Certain of these products offer equity or fixed income investment classes through separate accounts.

Proprietary Retail Distribution Network

In addition to a wide variety of distribution channels and networks, U.S. Division offers its products and services through a recognized and established proprietary retail network, JHFN. JHFN is a nationally recognized career agency distribution system that offers insurance and wealth management solutions to individuals, families and businesses. The network provides access to a variety of proprietary and non-proprietary products and services to facilitate the sale of wealth accumulation and insurance oriented products. Signator Investors, Inc. (“Signator Investors”) distributes proprietary and non-proprietary wealth management and insurance products and is part of JHFN.

U.S. Insurance

U.S. Insurance provides life and long-term care insurance products and services to select markets. The JH Life business focuses on high net-worth and emerging affluent markets by providing estate, business planning and other solutions with an array of protection and accumulation oriented life insurance products. The JH Long Term Care business provides insurance to individuals and groups to cover the costs of long-term care services including nursing homes, assisted living care facilities, adult day care and at-home care. U.S. Insurance uses a multi-channel distribution network, including JHFN. In 2007, JH Life and JH Long Term Care accounted for 83% and 17% respectively, of U.S. Insurance’s total funds under management, and 75% and 25% respectively of its total premiums and deposits.

In 2008, U.S. Insurance intends to enhance its market share in the life and long-term care insurance markets by executing on its core strategy of developing innovative products to meet customers’ needs, strengthening distribution channels, and offering a level of client service, that sets it apart from its competition.

JH Life

JH Life has established a reputation for providing innovative and competitive products, offering expert underwriting and having a broad based multi-channel distribution network.

The business primarily offers its clients single and survivorship universal life and variable universal life products, as well as specialized COLI products. The rate of investment return on universal life insurance policies may change from time to time due to factors such as the investment performance of the universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life insurance products offer clients an opportunity to participate in equity market growth by investing in segregated funds.

The business is known for expertise in underwriting mortality risk, particularly for the older age market. The underwriting area continually updates its risk assessment standards based on emerging trends and medical developments. In 2008, the business will continue to invest in internal underwriting training and development programs to ensure a consistent supply of talent. The business has capacity to place large individual insurance policies due to large retention limits of U.S.$20 million for single lives and U.S.$25 million on survivorship cases.

Products are sold through a multi-channel distribution strategy that includes JHFN as well as third-party producers. The third-party channels include independent agents, brokerage general agents, producer groups, broker-dealers and banks. The business actively develops and maintains its relationships with these distributors by providing technical support, delivery of competitive products, and advance marketing and sales support. Over the years, the business has solidified its strong shelf-space position with key distributors and broadened its distribution channels by establishing new relationships with broker-dealers, producer groups and banks. In 2008, the business will continue to focus on its core strategy of maintaining strong distribution relationships in multiple channels. The business will also look to further expand distribution through the addition of more field and account management capacity. New business service to distributors is expected to continue to improve by reducing processing times through targeted initiatives and the use of technology to streamline processes.

JH Life has a history of being able to rapidly develop and launch innovative life insurance products. Management of the Company believes it is well-positioned in the market with a streamlined product portfolio that offers a single competitive product in each market segment in which it competes. Product launches planned for early 2008 are expected to include new versions of key non-guaranteed and guaranteed universal life products as well as the continued roll-out of a new Standard Plus underwriting class to further enhance Life’s competitive position.

JH Long Term Care

Long-term care insurance reimburses customers for the costs of care needed when an insured is no longer able to perform the ordinary activities of daily living or is cognitively impaired. The business sells individual and group long-term care insurance products. Individual policies are available for sale to people between the ages of 18 and 84. Group products are designed for employees of small to large employers.

John Hancock was one of the first companies to offer long-term care insurance and has been in the business for about 20 years. Based on June 30, 2007 year-to-date sales data published by LIMRA, John Hancock was the number one provider of overall long-term care insurance (individual and group) in the U.S. market. The business has expertise in all aspects of long-term care operations from product development to claims processing.

Long-term care products are sold within the United States through a multi-channel strategy that includes traditional independent agents, general agents, producer groups, broker-dealers and wirehouses. JHFN is a major distributor for the business. In order to further expand and deepen distribution capacity, the business remains focused on transitioning its distribution philosophy to meet the needs of the end-seller. Sales support programs are being designed to increase market presence, and to enhance support for end-sellers while promoting the Company’s product and brand message directly to them.

Although the core product portfolio reflects a strong offering in every market segment, the business assesses the need for refinements on an ongoing basis in order to maintain its competitive edge. In 2008, it is expected that Leading Edge will continue to be promoted in the individual market, and Corporate Choice and Corporate Solutions in the small to mid-sized group market segments. A Guaranteed Increase Option rider has been recently added to Leading Edge in order to increase product appeal, while the enhanced sales illustration functionality for group products is aimed at simplifying plan implementation and increasing employee participation. In order to achieve service excellence during 2008, JH Long Term Care expects to direct its efforts to a selective upgrade in its technology to meet the needs of distributors and consumers.

U.S. Wealth Management

U.S. Wealth Management provides a variety of personal and family-oriented wealth management products and services to select individual and business markets. The JH Variable Annuities business offers products primarily to middle and upper-income individuals. The JH Retirement Plan Services business provides 401(k) solutions to small and medium-sized businesses. The JH Mutual Funds business provides a variety of mutual funds, 529 Plans and privately managed accounts to individuals and institutional investors. The JH Fixed Products business provides fixed annuities primarily to middle and upper-income individuals as well as payout annuities and a variety of fee and spread-based products to institutional clients. At December 31, 2007, JH Variable Annuities, JH Retirement Plan Services, JH Mutual Funds and JH Fixed Products accounted for 31%, 30%, 18% and 21%, respectively, of U.S. Wealth Management’s total funds under management. These businesses contributed approximately U.S.$10.7 billion, U.S.$12.0 billion U.S.$7.6 billion and U.S.$2.6 billion, respectively, to U.S. Wealth Management’s total premiums and deposits.

JH Variable Annuities

The JH Variable Annuities business offers a variety of products that help customers achieve their personal and family financial goals. The range of variable annuity products is designed to assist individuals with their retirement needs. Variable annuity products, sold mainly to middle and upper-income individuals, provide a tax-efficient way to save for retirement or preserve wealth. Earnings on these products are subject to taxation only when withdrawn.

Product offerings include the Venture, Venture III, Venture Vantage and Venture Vision products. The Venture product offers traditional variable annuity features, such as a minimum death benefit guarantee, no front-end sales loads and a gradually declining surrender charge rate. In addition to these traditional features, the Venture III product offers a shortened surrender charge period for improved investor liquidity, while the Venture Vantage product offers a deposit-driven payment enhancement. Venture Vision is a level load product with full liquidity. These products offer several optional benefits, including versions of guaranteed minimum withdrawal benefits (“GMWB”). Through periodic withdrawals, the GMWB option provides a minimum floor of guaranteed income.

Variable annuity products are principally sold through the wholesale operation, Wood Logan, and through JHFN. Distribution will continue to be a major strategic focus in 2008 as variable annuities are wholesaled to independent broker-dealer firms and banks through Wood Logan. Maintaining a competitive product design, leveraging the John Hancock brand, growing major new distribution firms and further developing the bank channel are all anticipated to successfully grow the business in 2008.

Management recognizes the need to provide strong, customer-oriented service. An internal quality program, as well as external surveys, provide important benchmarking information relative to the industry and support this service culture. The strategy is to continue to develop the technical expertise and professionalism of staff, to continually review and update key processes and to improve systems capabilities. JH Variable Annuities will continue to leverage web-based technology to enhance customers’ access to information, promote the use of self-service and simplify administrative procedures. In addition, JH Variable Annuities has established, and plans to expand, operational support over four geographic sites in order to more efficiently and better service its customers.

Throughout 2007, JH Variable Annuities continued to develop its variable annuity portfolio with a clear focus on meeting the needs of customers, maintaining competitiveness within the market and managing the risk profile of the business. In the first quarter of 2007, the business launched Venture Vision, and improved the flagship Principal Plus for Life (“Principal Plus”) withdrawal benefit by making guaranteed lifetime income available at a younger age. In May 2007, a new guaranteed withdrawal benefit rider was introduced called Income Plus For Life (“Income Plus”), and new funds from American Funds and Franklin Templeton Investments were added. Income Plus includes enhanced product features, higher bonuses, and more step-up opportunities than Principal Plus. In October 2007, the business launched Principal Returns, another new guaranteed withdrawal benefit rider. It represents a complementary solution to the Principal Plus and Income Plus riders and offers an “Income Now” option versus “Income Later”. JH Variable Annuities ranked third in sales in the non-proprietary market, based on sales for the year ended December 31, 2007, as reported by the Morningstar Annuity Research Center.

JH Retirement Plan Services

The JH Retirement Plan Services business unit offers small and medium-sized businesses, consisting of companies with five to 500 employees, primarily 401(k) group annuity contracts designed for tax-qualified pension plans. Based on 2007 third quarter LIMRA International 401(k) Scorecard survey results, JH Retirement Plan Services continues to be ranked as the top seller of 401(k) plan products in this market, as measured by new sales and new cases. In addition to maintaining leadership in the micro and small plan segments (less than U.S.$3 million in assets), JH Retirement Plan Services is also focused on expanding its strong presence in the mid-sized pension segment (U.S. $3 million to U.S.$25 million in assets).

JH Retirement Plan Services’ 401(k) group annuity product includes investment, communication and record-keeping services with plan administration provided through third party administrators (“TPAs”). JH Retirement Plan Services also provides a defined benefit product and has recently introduced a Guaranteed Income For Life (“Guaranteed Income”) offering. Built exclusively for the 401(k) market, the Guaranteed Income product enables participants to partake in equity market upsides while protecting their investment from market downturns.

Management is committed to delivering quality investment alternatives, participant education and communications, and superior service that is responsive and flexible. Management’s focus on technology and ongoing measurement of quality and satisfaction has resulted in very strong retention and high approval amongst our plan sponsor customers. In recognition of its commitment, JH Retirement Plan Services has received Best in Class rankings in many areas according to the 2007 Chatham Partners Plan Sponsor satisfaction benchmark survey, as well as various awards from such prominent organizations as Plan Sponsor Magazine and The League of American Communication Professionals.

JH Retirement Plan Services products are marketed by sales account executives mainly to TPAs, broker-dealers and independent financial planners. TPAs are important both as a distribution channel and as a provider of plan administration services to plan sponsors. The business provides support to TPAs in the form of direct data links, training, marketing, educational programs, and access to enhanced e-commerce functionality. JH Retirement Plan Services also has an established advisory council of TPAs that provides feedback on product development and marketing strategies. As part of its commitment to the growing broker-dealer and financial planner channels, JH Retirement Plan Services offers on-line marketing, educational and client/broker-dealer administrative support through its broker website.

JH Mutual Funds

The JH Mutual Funds business provides a broad range of investment products to the retail and institutional markets. Its focus on the non-proprietary market reflects a diverse footprint that covers the design, distribution and servicing of both open-end and closed-end mutual funds and separately managed accounts. Its growing 529 Plan product line helps clients save for post-secondary education.

Management’s strategy for growth in the JH Mutual Fund business line is driven by the development of new products, maintenance and improvement of investment performance in existing products and the expansion of the distribution network. Within the non-proprietary industry, the business competes as a mid-sized mutual fund company, defined as a company ranking 11th through 30th in long-term mutual fund assets under management. Investment management is provided by external sub-advisors and affiliated sub-advisors. Its product portfolio consists of an extensive selection of open-end equity and fixed-income funds, a suite of five Lifestyle funds and nine Lifecycle funds, a number of closed-end funds and separate account strategies.

The JH Mutual Funds business is structured around four business lines covering key components of the asset management industry: Retail, Private Client Group, Investment Only and the 529 Plan market. The Retail product line markets and distributes open-end and closed-end mutual funds through wirehouses, regional brokerage firms, planners, financial institutions and insurance broker-dealers. The Private Client Group offers separately managed accounts to high net-worth individuals through broker-dealers, while the Investment Only business line markets and distributes institutional (open-end) mutual funds to pension consultants, corporate and public pension plans, Union/Taft-Hartley plans, endowments and foundations and alternative distribution organizations. Offered by the Educational Trust of Alaska and administered by T. Rowe Price Group, Inc., 529 Plans offers middle-income and high net-worth clients a multi-managed product platform with various flexible investment options. Prominent fund companies are employed to manage the 529 Plan investment fund portfolios. The 529 Plan business works with its partner, T. Rowe Price, to oversee and evaluate the performance of these investment managers.

A network of wholesalers distributes the Retail, Private Client Group and 529 Plan offerings. These wholesalers meet directly with broker-dealers and financial planners and are supported by an extensive home office-based sales and marketing staff. Investment Only funds are distributed directly to plan sponsors and are marketed to pension consultants nationwide who provide advisory services to plan sponsors. Dedicated client relationship officers who keep clients updated on portfolio performance information support marketing efforts.

JH Fixed Products

JH Fixed Products consists of four separate product lines: payout annuities, fixed deferred annuities, spread-based products and fee-based products.

Payout Annuities

Payout annuities are designed to meet the needs of corporate-sponsored and individual retirement plans and defined benefit pension plan terminations. These single premium annuities shift investment and longevity risk from retirees to the JH Fixed Products business. The two most common types of annuities are the straight life annuity, which makes payments for the life of a retired annuitant, and the joint and survivor annuity, which continues to make payments to a spouse after the death of the annuitant. The payout annuity product line also offers structured settlements, which provide a stream of periodic payments to individuals who receive awards or settlements in personal physical injury disputes.

Fixed Deferred Annuities

The Company’s deferred annuity contract, Guaranteed Principal Annuity Plus (“GPA Plus”), is a flexible premium contract and offering interest rate guarantee periods ranging from one to six years from the date of purchase. Each deposit creates a new guarantee period. The interest rate provided in the first year of the initial guarantee period may be supplemented by an interest rate bonus, which may increase as cumulative total deposits increase. Subsequent interest rate guarantees are renewed annually and are established at the Company’s sole discretion, subject to lifetime minimum interest guarantees defined in each contract. GPA Plus offers the CARESolutions Plus rider, which is designed to protect the client from the high costs of assistance required should the contract owner become unable to perform certain activities of daily living. Each deferred annuity contract may be converted to an immediate annuity at any time, at the contract owner’s option.

Spread-Based Products

Spread-based products are offered opportunistically, when market conditions allow for sale at attractive rates of return on capital. They include SignatureNotes, GICs and funding agreements. SignatureNotes carry the subordinated guarantee of MFC. SignatureNotes are debt securities issued directly by JH Fixed Products to retail investors via a broker-dealer network. These debt securities, available to investors in the United States in U.S.$1,000 increments, were, and may in the future be, offered weekly under a U.S. shelf registration prospectus with varying terms and maturity dates, as permitted in the prospectus. In June 2007, JH Fixed Products suspended sales of SignatureNotes until market conditions change and more attractive rates of return may be realized. GICs and funding agreements not guaranteed by MFC, are privately offered to corporate sponsored pension plans and other large institutions, and their terms and conditions vary with the requirements of the buyer.

Fee-Based Products

Fee-based products generally pass investment results through to the contract holder with no, or minimal, guarantees. Fee-based products include the following:

1.	Participating General Account Fund-Type Products and Annuity Contracts. These products are funding vehicles for pension plans that pass investment results through to the contract holder, after risk and profit charges. Annuity guarantees for these products are supported by asset adequacy requirements under which assets must be maintained at levels at least 5% above the annuity reserve. If the level of assets held under the contract falls below this threshold, the Company may liquidate assets equal to the annuity reserve and apply the assets to purchase a fully guaranteed annuity. The Company no longer actively markets these products, but does receive renewal deposits into existing contracts.

2.	Structured Separate Accounts. These products pass the investment results of a separate account through to the contract holder and contain only minimal guarantees. Contract holders may select from among several investment styles offered by various investment managers. The structured separate account business leverages the strong marketing relationships developed with general account GIC customers. These contracts, like the general account GICs, are primarily marketed to sponsors of tax-qualified retirement plans such as 401(k) plans.

3.	Participating Separate Account Annuities. These products are funding vehicles for pension plans that offer an insured pension-funding program in conjunction with a broad range of investment options including both equity and fixed-income. The risk associated with providing these annuities is mitigated by excess collateral maintenance requirements, which vary depending on the investment option selected. If the collateral falls below the maintenance requirements, the Company may liquidate assets equal to the annuity reserve and apply the assets to purchase a fully guaranteed annuity.

4.	Separate Investment Accounts (Third Party Investment Management segment within the Investment Division). These are non-guaranteed group annuity contracts under which assets are held in a separate account. The business typically employs affiliated investment advisors to manage these assets. It may also employ non-affiliated investment managers if the customer so requires. Because these products do not provide guarantees, most new sales of separate investment accounts are reported in the Company’s Investment Division. Existing agreements, however, continue to be reported in and serviced by JH Fixed Products for customer relationship reasons.

JH Fixed Products distributes its products through a variety of channels. Single premium annuities are sold through pension consultants who represent corporate retirement plan sponsors or through brokers who receive a commission for sale of the Company’s products. Structured settlement annuities are offered through brokers specializing in dispute resolution. Deferred annuities are sold through JHFN and Wood Logan, similar to variable annuities. SignatureNotes are sold through a non-affiliated broker-dealer. Other spread-based and fee-based products are usually sold directly to institutional clients through home-office based sales personnel, although independent brokers are employed in some cases.

Management believes that a combination of competitive rate offerings, attractive product features and expanded distribution are key to the Company’s future. Management’s strategy is to continue leveraging existing distribution outlets for fixed products, while seeking out specific market sectors that are capable of delivering suitable rates of return on capital.

Competition

Each of the markets in which U.S. Division operates is highly competitive.

Competitors in the U.S. life and long-term care insurance markets vary across product lines, but are primarily other large insurance companies that distribute through similar channels. Competitive advantage is based on the ability to develop flexible product features to meet individual customer needs, and to develop and service a variety of distribution channels. U.S. Insurance’s competitive strengths include product innovation, underwriting expertise, access to multiple distribution channels, and high quality customer service. Its competitive position is also enhanced by its scale as a sales leader in both the life and long-term care insurance markets.

U.S. Wealth Management’s competitive strengths include innovation, multiple distribution channels, high quality customer service and wholesaling excellence. The JH Variable Annuities business environment is characterized by strong competition from both insurance and mutual fund companies, on aspects such as fund performance, investment/interest rates, product offerings, customer service, and financial strength. Competitors for JH Retirement Plan Services are insurance companies, payroll organizations, and mutual fund firms that compete on price, investment options/performance, service quality and the ability to add value for customers. Competition for the JH Mutual Funds business includes mutual fund and insurance companies that compete based on fund performance and distribution capability. JH Fixed Products operates in a variety of institutional and retail markets. Fixed deferred annuities face strong competition from insurance companies and bank-issued certificates of deposit on aspects such as investment and interest rates, product offerings, customer service and financial strength. In the institutional market for payout annuities, fee-based and spread-based fixed product, although a large number of companies offer these products, the market is concentrated because it demands issuers of high financial quality and competition has become restricted to insurance companies with superior financial ratings. While current spread levels and adherence to pricing disciplines make sales in the institutional markets difficult, JH Fixed Products will continue to concentrate on the less price-sensitive retail markets. We believe that it will be able to compete successfully in chosen markets as a result of the brand name, investment management expertise, national distribution, flexible product design and competitive pricing.

In addition, the division’s strategy of offering a common investment platform across most of its businesses and the Company’s financial strength and credit ratings further enhance the competitive position of its various product lines.

CANADIAN DIVISION

Canadian Division is one of the leading financial services organizations in Canada. It offers a diverse portfolio of products, services and distribution channels to meet the needs of a broad marketplace. Its individual wealth management product offerings include variable and fixed annuities, banking products and services, and mutual funds. Individual insurance products are aimed at middle and upper-income individuals and business owners. Insurance products are also directly marketed to members of associations and to the customers of financial institutions. Group life and health insurance and retirement products and services are marketed to Canadian employers.

Canadian Division is comprised of three main businesses: Individual Insurance, Individual Wealth Management and Group, which in 2007 accounted for 14%, 30% and 56%, respectively, of Canadian Division’s premiums and deposits.

Individual Insurance

Individual Insurance offers a range of insurance solutions including universal life, term life, whole life and living benefits products. Individual Insurance focuses on offering a combination of superior products, the best professional advice and quality customer service to increase market share in the middle and upper-income individual, family and business-owner markets. Individual Insurance encompasses the Individual Insurance Centre and Affinity Markets, which markets products directly to consumers through associations or affinity sponsorships.

Individual Insurance Centre

The Company’s strategy to offer a wide range of products tailored to specific markets has helped it consistently rank among the top three insurance companies in Canada in each of the past five years as measured by new premiums on life insurance policies sold in Canada, according to data published by LIMRA. Independent advisors, paid by commission are the Company’s primary method of distribution, selling both the Company’s products and products of other life insurance companies. Over 7,400 independent advisors, 22,900 general agency brokers and more than 17,600 stockbrokers are licensed to sell Manulife Financial’s individual insurance products. A network of regional offices provides product, marketing and sales support, tax and estate planning expertise and financial planning tools to support advisors across Canada.

In addition to strong market share positions across all major individual life insurance product lines, the Company has one of the most comprehensive living benefit product portfolios in the market. Products offered include critical illness, long-term care and disability products providing a suite of industry-leading living benefit options for a growing market. Management’s strategy for Individual Insurance is to continue to differentiate itself from its competition by providing superior products, after-sales service tools and programs and the best value-added advice to advisors.

Affinity Markets

The Company is a leading provider of life, living benefits, health and travel insurance to affinity organizations in Canada. These products are marketed to members of professional, alumni and retiree associations, financial and retail institutions and direct to consumers. Affinity Markets currently insures almost 700,000 customers. For affinity groups, customers are accessed through the endorsement of the sponsoring organization and are marketed through direct mail, response advertising and the internet. For the direct to consumer business, customers are accessed through direct mail, television advertising, response advertising, the Internet and through brokers.

Management’s strategy for Affinity Markets is to maintain and enhance its strong market position by expertly servicing and cross selling to its block of long standing in-force clients and expanding its specialized products and distribution channels to build on the positive results to date, while testing the market with new ideas.

Individual Wealth Management

Individual Wealth Management’s (“IWM”) savings and retirement products and services include annuities and mutual funds, as well as bank deposit and lending solutions through Manulife Bank of Canada (“Manulife Bank”).

The target market for IWM is middle and upper-income individuals in the pre-retirement and retirement years. In 2007, the Company continued to rank as the number one provider of individual fixed and immediate annuities in Canada as measured by total assets, according to a survey of major insurance companies published by LIMRA.

Under the Manulife Investments brand, IWM offers annuities and mutual funds. Annuities include fixed-rate products and variable products, which provide investments in segregated funds. The Company’s segregated fund offerings allow investors to build customized portfolios to meet personal needs and financial goals through a series of flexible options such as maturity and death benefit guarantees, death benefit options, an investment line-up that includes 124 funds and the ability to hold a combination of fixed and segregated fund assets within the same contract.

Introduced in October 2006, GIF Select IncomePlus was Canada’s first GMWB product and, as of October 2007, the first to offer guaranteed monthly retirement income for life. This new product category is positioned to meet the growing needs of clients entering the payout phase of retirement who are looking for predictable, sustainable and potentially increasing retirement income. At December 31, 2007, assets in GIF Select IncomePlus had surpassed $3 billion in the 14 months since its introduction.

IWM also offers immediate annuities and registered retirement income funds (“RRIFs”), including fixed-rate annuities. These products are designed to provide individuals with a regular retirement income stream from the funds that they have deposited or that have been deposited on their behalf. Annuity products are distributed through independent advisors, advisors in general agencies and licensed representatives in stock brokerage firms. The Company had relationships with 7,400 independent advisors, 22,900 general agency brokers and more than 17,600 stockbrokers with investment dealer firms as at December 31, 2007.

Manulife Investments also offers a family of 59 Manulife Financial mutual funds, with assets under management of $9.8 billion as at December 31, 2007, as reported by the Investment Funds Institute of Canada.

During 2007, IWM expanded its distribution capacity with the acquisition of Berkshire, adding over 700 licensed advisors1 across 240 branch locations. Berkshire and Manulife Securities International Ltd. (“MSIL”) distribute mutual funds for both the Company and third party mutual fund companies through approximately 1,600 MFDA-licensed independent representatives. The addition of Berkshire also provides Manulife Financial advisors with access to trade individual securities through Berkshire Securities Inc.

Banking products and services are offered through Manulife Bank, which according to information released by OSFI, is Canada’s eighth largest domestic bank, based on assets, with over $10 billion in assets. Manulife Bank is a leader in banking solutions offered exclusively through financial advisors, including savings and chequing accounts, GICs, consumer loans, leverage loans, mortgages and other specialized loan programs. The Manulife One account enables customers to consolidate their personal finances into one home equity line of credit that includes chequing and borrowing accounts, giving them the potential to pay down their debts more quickly. Manulife Bank’s distribution network consists of a team of highly trained banking consultants who support advisors in providing customers with access to cash flow as part of a comprehensive financial planning strategy.

[1]	Advisors are licensed as sales representatives with either Berkshire Investment Group Inc. or Berkshire Securities Inc., which are subsidiaries of Berkshire regulated by the Mutual Fund Dealers Association (“MFDA”) and the Investment Dealers Association of Canada (“IDA”), respectively (see “Government Regulation – Canada – Provincial/Territorial Securities Laws”).

Group Businesses

The Group businesses, comprised of Group Benefits and Group Savings and Retirement Solutions (“Group Savings”), offer a wide range of health, life and retirement products to Canadian businesses.

Group Benefits

Group Benefits offers a range of group life and health insurance products and services to more than 16,000 Canadian businesses of all sizes. Group Benefits helps protect the health and well-being of more than eight million Canadians, offering traditional and flexible benefit programs that include features such as absence management solutions, short and long-term disability protection, critical illness, dental coverage, supplementary health and hospital coverage, drug plan coverage and accidental death and dismemberment protection. Group Benefits is the second largest provider of group benefits in Canada, based on data published in the 2006 Fraser Group Universe Report. In 2007, premiums and deposits generated by Group Benefits exceeded $5.7 billion and Manulife Financial led the market in sales for the year according to data published by LIMRA.

Marketing, product and distribution are focused on four market segments: large, medium-sized, small-businesses and trusteed plans. Group Benefits’ products are distributed through a number of distribution channels, including a national network of regional offices that serves major centres across Canada providing local service to clients. Effective client relationship management is key to building customer satisfaction and loyalty, and the distribution model for Group Benefits is aligned to meet this objective. Account executives work with a network of consultants, brokers and advisors who have been contracted by client companies to analyze and recommend an appropriate carrier. Client managers, supported by service representatives in each regional office, facilitate the implementation of new business and are responsible for ongoing relationship management. Group Benefits’ strategies to further grow market share include targeting the small and medium-sized market segments; developing regions with lower market share; expanding the Group managing general agents distribution channel and cross selling with Group Savings.

Group Benefits focuses on delivering benefit solutions to meet the needs of its customers. For many employers, this means balancing the need to manage benefit costs with the objective of providing their employees with highly valued benefits plans. This is achieved by providing flexible, customized solutions that address employer concerns while improving the health and productivity of employees. For example, in 2007 Group Benefits launched Health Service Navigator. This unique product is specifically designed to help employees and their families better understand, manage and access the increasingly complex Canadian health care environment.

In 2007, Group Benefits also launched group critical illness, further broadening its product portfolio to better access the largest possible market. This new product offers two levels of coverage, basic and optional forms, and, coverage for both employees and their dependents.

Group Savings and Retirement Solutions

Group Savings offers a broad variety of flexible retirement savings products for Canadian employers and organizations, including defined contribution pension plans, deferred profit sharing plans, non-registered savings plans, employee share ownership plans, and investment only services for defined benefit plans. Group Savings provides a comprehensive range of services to support these offerings, including a well-diversified choice of investment managers and funds that includes multi-manager mandates; an array of reports and automated tools targeted at helping plan sponsors manage their programs easily while fulfilling governance requirements; and robust education, information and reporting tools for individual members. In 2007, Group Savings generated more than $3 billion of premiums and deposits from activity across the small, mid-sized, large and jumbo case markets.

Group Savings works with a network of market sources – typically brokers and consultants – to meet the needs of clients across the marketplace. Brokers concentrate on small and mid-sized enterprises, but occasionally present to larger customers, while consultants focus on large and jumbo client companies almost exclusively.

For brokers, the combination of a diverse fund line-up along with internet resources and strong governance support makes Group Savings a competitive presence in a growing market. Strong support and education helps position advisors to address customers’ needs effectively. Information delivered to these advisors through the broker website facilitates smooth management of their overall business portfolio. For consultants, flexible plan design, supported by a growing number of automated services and a proven implementation approach with custom education programs, distinguishes Group Savings from its competitors.

As the Canadian economy expands, particularly within the small business segment, and retirement savings continues to be a focal point for employers, legislators and individuals, Group Savings offers a competitive product that suits wide ranging needs. In addition, with changing demographics in the Canadian marketplace and the aging of the baby boomer generation, retiring plan members are an increasingly attractive target market. The business is focused on the development and enhancement of payout products to serve this growing market and maintain relationships with customers as they transition to retirement.

Competition

The Canadian life and health insurance industry is dominated by the larger insurance companies. Smaller competitors and niche players keep pressure on prices in the more commodity-like products as they attempt to gain market share. Some of the products offered by Canadian Division, such as variable annuities, contain an investment component that places them in competition with the products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers. The wealth market continues to be dominated by larger companies, with nearly 70% of the mutual fund market controlled by the top ten companies, according to information released by Investor Economics. Similarly, the top five companies in the segregated fund market control over 90% of assets, according to information released by LIMRA.

Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks. In the group benefits marketplace, the major competitors are large insurance companies. Regional carriers are also extremely competitive in some parts of the country, and small carriers that specialize in a particular niche product or segment have also become an increasingly competitive element of the marketplace. Key competitors for wealth management products and services include other Canadian insurance companies, as well as mutual fund companies and banks.

In this competitive environment, management believes Canadian Division will sustain its leadership in the marketplace over the long term by leveraging Manulife Financial’s strong brand and financial ratings in continuing to focus on its core strengths of independent multi-channel distribution, product innovation and service excellence to meet the needs of its customers. The Company also intends to increase its focus on working collaboratively across the business units to leverage its large customer base; strong advisor/broker relationships and diverse insurance, wealth management and banking product offerings to respond to the developing needs of an aging, and increasingly affluent market.

ASIA AND JAPAN DIVISION

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, and expanding into Singapore, Indonesia, Taiwan, Macau, China, Japan, Vietnam, Malaysia and Thailand. The division provides protection and wealth management products throughout the region. Protection products include life insurance, group life and health insurance and hospital coverage. Wealth management products include mutual funds, pensions, variable annuities and segregated funds.

The Company operates through wholly owned subsidiaries, majority-owned subsidiaries and branches of subsidiaries in Hong Kong, the Philippines, Singapore, Indonesia, Taiwan, Macau, Japan, Vietnam and Thailand. In China, the Company operates through a joint venture. In Malaysia, the Company operates through a publicly traded corporation in which the Company is the largest shareholder.

An exclusive agency force, consisting of approximately 28,000 agents, serves nearly five million customers.

Hong Kong

In Hong Kong, the division markets individual life and health insurance, group life and health insurance, group pension products and wealth management products, as well as Company-sponsored mutual funds.

Individual Operations

Hong Kong’s Individual Insurance line provides a full range of life insurance products denominated in both Hong Kong and U.S. dollars, including whole life insurance, universal variable life insurance, term life insurance and endowment insurance. Products have been sold primarily in the middle and upper-income markets, with the goal of broadening this target segment to improve the market share in the high income group by offering products with greater benefit features. Based on new annualized premiums during 2007, the Company was the eighth largest provider of individual life and health insurance products in Hong Kong as at September 30, 2007, according to the Hong Kong Office of the Commissioner of Insurance.

Insurance products are primarily marketed through agents who sell the Company’s products exclusively. These agents develop and manage a client base with the objective of creating long-term relationships with customers. As at December 31, 2007, the Company had approximately 3,300 active agents in Hong Kong. In this market, an exclusive agency force continues to be the primary distribution channel for the Company to serve its target markets. However, in response to increasing competition, management intends to continue to expand its distribution through other distribution channels such as brokers and bank retail outlets, as it did by entering into distribution relationships with Citi Ka Wah Bank and United Overseas Bank in 2005 and 2008, respectively, to sell its life insurance products.

Group Operations

Hong Kong’s Group Operations provide life and health insurance and pension products to small and medium-sized businesses. Group insurance products include group term life insurance, major medical and outpatient plans, disability income plans and defined contribution pension plans. Group products are distributed through the Company’s exclusive agents as well as through brokers.

Hong Kong’s Group Pension business launched the Mandatory Provident Fund (“MPF”) business line in 2000 and the Company continued to expand its MPF customer base, at both group (in terms of employer case) and individual (preserved accounts) levels. With an asset growth rate of 60% over 2006, in 2007 the Company reaffirmed its position as the second largest MPF service provider (measured by assets under management) in the market, overtaking the number one player in terms of net case flow. Group Pension’s business is built primarily on service rendered by its tied agency force and fund spectrum built on a multi-manager platform. Group Pension’s comprehensive E-admin service suite has also helped secure and maintain the support of small to medium-size employers; and its marketing effort to individual MPF accounts has contributed to asset growth year over year.

Wealth Management Operations

Hong Kong’s Wealth Management business is the fastest growth business of the Hong Kong operation and it provides an investment-linked insurance plan, variable annuity products and mutual funds. Our investment-linked insurance plan, Manulife Investment Solutions, experienced a continuation of strong growth in 2007. The Company, operating through Manulife Asset Management (Hong Kong) Limited (“MAM”), markets a range of mutual funds to individuals through direct solicitation and the exclusive agency force, and to institutional clients through direct solicitation. As at December 31, 2007, MAM had U.S.$1,247 million (CDN$1,232 million) of mutual funds under management. Management believes that MAM is well positioned to capitalize on the anticipated growth in the developing retail mutual fund market in Hong Kong, as the market becomes more sophisticated in its need for wealth management products.

Japan

The market for traditional death protection products is expected to continue to shrink in Japan due to the aging of the Japanese population. In 2003, Manulife Japan closed its traditional product line to new business in keeping with its strategic focus on universal life insurance and variable annuity products. In May 2007, the Company launched a new rider to support sales of universal life products. This new rider allows our PlanRight advisors (“PAs”) to conduct sales on a needs-based approach, with the ability to tailor universal life products to customer requirements. During 2007, the Company continued to focus on driving sales of the strategically important corporate life insurance product called Prosperity Increasing Term Life Insurance, which was launched in September 2006. The product was developed to meet a broad range of corporate needs from financial protection to the securing of business funds. While sales have been impacted by industry uncertainty surrounding the tax treatment of this type of product, increasing term growth was still significant, accounting for 15% of Manulife Japan’s total sales in 2007.

Manulife Japan is one of a few companies to introduce universal life insurance products in Japan. Over the last 25 years, these products have become an important feature of all other advanced life insurance markets around the world. ManuMed, a medical product offered on the Universal Life product platform, remains a significant part of the business, contributing about one-third of Manulife Japan’s regular insurance sales in both 2007 and 2006.

Effective April 1, 2004, Manulife Japan significantly enhanced its position in the variable annuity market with the establishment of a strategic alliance with Mitsubishi Tokyo Financial Group (“MTFG”), one of Japan’s top four banks. In October 2005, MTFG merged with UFJ Holdings, Inc., the parent company of UFJ Bank and formed MUFG, thereby expanding the distribution network further. In June 2007, the Company launched an innovative guaranteed minimum accumulation benefit (“GMAB”) variable annuity product for MUFG and subsequently other existing distributors. This new product has highly advanced features that fulfill a variety of customers’ needs and has been very successful in once again repositioning Manulife Japan as a significant player in the variable annuity business. Sales in 2007 were significantly higher than results in 2006, which were impacted by a voluntary product withdrawal resulting from tax treatment uncertainties.

Throughout 2007, Manulife Japan continued to focus on building new relationships and strengthening existing relationships with our financial institution partners. This was achieved by leveraging the success of the new GMAB product and securing bank distribution of insurance through the new innovative product expected to launch in early 2008.

Funds under management increased by U.S.$3.0 billion (CDN$0.9 billion) to U.S.$15.4 billion (CDN$15.3 billion) as at December 31, 2007, from U.S.$12.4 billion (CDN$14.4 billion) as at December 31, 2006. Positive net policyholder cash flows from sales of variable annuity and universal life insurance products were partially offset by maturities and lapses on the block of policies acquired from Daihyaku.

In 2007, Manulife Japan undertook various initiatives to strengthen our PAs channel. Specifically, Manulife Japan developed a program to reinforce training of new agents, which is expected to enhance productivity and retention of newly recruited advisors. It also implemented new programs to support and streamline the sales offices. In addition, to strengthen management in sales offices, Manulife Japan introduced a new compensation system in which the variable portion was enlarged, reflecting the idea of pay for performance. As of December 31, 2007, MLJ had approximately 3,750 PAs in 120 sales offices across Japan. In 2007, Manulife Japan commenced sales through a new managing general agents channel in Japan to complement our existing PlanRight advisor network. The sales results in the first year have been very positive and this channel is expected to grow significantly in 2008 through larger investments and introduction of new products.

Other Markets

In the Philippines, Singapore, Indonesia, Taiwan, Macau, China, Vietnam, Malaysia and Thailand, the Company distributes a range of individual life and health insurance and wealth management products to the middle and upper-income markets. Group life and health insurance and pension products are also sold in some territories. Universal variable life insurance is sold in most markets while mutual funds are sold in Indonesia, Thailand and Vietnam. Products are primarily marketed through exclusive agents. However, bank distribution represents a material portion of sales in Indonesia, Singapore, Malaysia and the Philippines.

Singapore, Indonesia and Malaysia currently represent the division’s largest businesses outside of Hong Kong and Japan in terms of funds under management, and together contributed approximately 19% (19% in terms of CDN$) of the division’s premiums and deposits as at December 2007. In Singapore, strong growth has continued across the business, mainly driven by increases in regular premium sales and single premium sales through both the agency distribution and bancassurance channels, and the variable annuity product launched in 2007. As at December 31, 2007, total Singapore assets under management increased 37% (16% in terms of CDN$) year over year. Sales in Indonesia were above prior year levels, mainly due to strong bancassurance business, increase in agent productivity and continued recovery of the mutual fund market. In Malaysia, insurance sales were above prior year levels, with strong sales from both agency and alternative distribution channels.

In China, Manulife-Sinochem Life Insurance Co. Ltd. (“MSL”) now operates in a total of 24 cities and has received approval to open three sales offices and one branch office in the cities of Fuzhou, Yantai, Zigong and Qingdao. It markets personal accident insurance, whole life insurance, term and endowment insurance and annuities in Shanghai, Guangzhou, Beijing, Zhejiang, Jiangsu, Sichuan, Shandong and Fujian, with over 800 staff and agents serving more than 300,000 customers. With a growing economy and a low penetration rate for insurance products, management believes that the Chinese market offers significant long-term potential. In Taiwan, business growth in 2007 was driven by high single premium sales in variable products and sales of new variable annuity products through bancassurance channels. For China and Taiwan combined, funds under management grew by 39% (18% in terms of CDN$) from the prior year. In the Philippines, premiums and deposits continue to grow and assets under management grew by 65% (40% in terms of CDN$) from the prior year. In Vietnam, funds under management increased by 52% (29% in terms of CDN$), driven by product initiatives, a commitment to service and a focus on continuous improvement of the agency force, as well as a successful mutual fund launch in late 2007. In Thailand regular premium sales continue to show strong growth as a result of the launch of a mutual fund, a continued focus on quality, professionalism and a full time approach to the agency career.

Management believes that its businesses in these Asian markets will contribute to the Company through future growth prospects given the growing middle class, rapid economic growth over recent years and the relatively under-penetrated state of the insurance markets. Management believes that its strategy of being an early entrant in Asian markets, together with distribution through an exclusive agency force, will support the Company’s anticipated growth in each territory.

Competition

The life insurance market in Hong Kong is highly competitive. Major competitors include both insurance companies and large banks. This is also the case in the Hong Kong group pension market. In China and Taiwan, competition is mainly from large domestic insurers. In other Asian markets, Manulife Financial primarily competes with other foreign insurance companies. In recent years, some small foreign operations in Asia exited the market, resulting in opportunities for the Company to expand its business in various territories through acquisitions. This trend may continue and the Company will continue to look for these opportunities. In Asia, competition is based on distribution capacity and customer service. Management believes that its large exclusive agency force, its customer focus and its long-term presence in Asia are competitive advantages.

The Japanese life insurance market is extremely competitive. The household penetration rate of life insurance is approximately 90% and, as a result, a large percentage of new life insurance sales are replacements of existing policies. Of those households with life insurance, the average number of policies held was approximately four, making Japan one of the world’s largest insurance markets.

The aging population has had a considerable impact on customer preferences. The Japanese market for sickness and medical insurance and variable annuity products continues to grow as the market orients to affordability concerns. Competition among foreign and domestic insurers in these product segments is intensifying, pointing to the importance of offering these products in capturing market share.

One of the fastest growing segments of the life insurance market in Japan is the sale of variable annuities, particularly through bank branches. Partly as a result of strong variable sales through MUFG since April 2004, Manulife Japan placed sixth among its competitors with a more than 5% market share.

In April 2004, the Japanese Financial Services Agency (“FSA”) announced that by the end of 2007 banks will be able to sell a full range of insurance products including whole life, medical and automobile insurance. Manulife Japan is well-positioned for this new channel, with the expected launch in early 2008 of a new innovative long-term care product designed for this market.

Another competitor that continues to operate with important advantages is Japan Post. The privatization of Japan Post was approved by the government of Japan in October 2005 and the privatization process commenced in October 2007. Under the plan, the savings bank and insurance company operations of Japan Post will become public companies by 2011 and will be completely privatized by September 30, 2017. During this privatization process, business expansion of the companies will be restricted so as not to be given an unfair advantage over private-sector rivals. Japan Post’s units have the potential to become attractive distribution partners for private-sector insurers, who aim to tap the vast network of post offices to market their own products.

REINSURANCE DIVISION

Established in 1984, Reinsurance Division has grown to be one of North America’s leading providers of risk management solutions, specializing in retrocession. Simply put, reinsurance is the transfer of some or all of the risks related to policies issued by an insurance company to a reinsurer. Retrocession is a form of reinsurance whereby a reinsurer assumes risks from other reinsurers.

Through offices in Canada, the United States, Germany, Belgium, Singapore, Japan and Barbados, Reinsurance Division provides customer-focused solutions in the following business lines:

•	Life—offering retrocession of traditional life mortality risk and specialized non-traditional solutions;

•	Property and Casualty—offering retrocession of traditional property, catastrophe and aviation risks for Property and Casualty reinsurers; and

•

International Group Program (“IGP”)—offering international group employee benefits management to multinational corporations and their affiliates through a global network of participating life insurance companies.

Reinsurance Division continues to pursue opportunities to expand relationships both with key business partners and promising sources of new business. Reinsurance Division’s key priority is risk management, with emphasis on sound pricing of new business and effective performance monitoring and management of in-force business. Reinsurance Division continues to leverage its technical expertise in providing innovative solutions to meet customer needs.

Life

The Life reinsurance business line markets directly to leading life reinsurance companies, primarily in North America and Europe, leveraging long standing relationships with many of these companies.

In recent years, clients have experienced declining business volumes resulting in the pursuit of options to improve volumes, including increasing their level of risk retention. These life reinsurance market changes will ultimately negatively impact our level of new business volumes. Our life retrocession market position is very strong and our capacity is the largest in the industry. We are confident these strengths can be leveraged in prospecting attractive new life retrocession opportunities, including potential inforce opportunities and other options that we are well-positioned to pursue.

Property and Casualty

The Property and Casualty reinsurance business line has established itself as a leader in providing traditional retrocession coverages to a very select clientele in the property and aviation reinsurance markets.

With the absence of a major insured loss in the property catastrophe market in 2007, traditional retrocession coverage terms and rates are expected to continue to soften in the short term. With excellent, long standing client relationships and superior financial ratings we are well-positioned to find and act on profitable market opportunities. We expect to continue writing business at the same levels as in 2007.

International Group Program

IGP reinsures employee group insurance and pension coverages provided to multinational corporations by a global network of participating life insurance companies. IGP expects to maintain its leading position through continued leadership in North America while growing in Europe and Asia.

Competition

Only a few well-capitalized insurance companies specialize in life retrocession, non-traditional life retrocession or the property and casualty retrocession solutions written by Reinsurance Division. Reinsurance Division is a niche competitor in these markets. IGP’s main competitors are three other large multinational benefit networks.

INVESTMENT DIVISION

The Company’s Investment Division, operating as MFC Global, manages assets for the Company’s general fund and for external third party retail and institutional clients through a variety of products and distribution channels. MFC Global manages a range of investments including equities, government and corporate bonds, debt private placements (“private placements”), real estate, mortgages, oil and gas, timber and farmland. MFC Global has a physical presence in key financial centres around the world, including the United States, Canada, the United Kingdom, Japan, Australia, Hong Kong and throughout Southeast Asia.

General Fund Assets

MFC Global manages the Company’s general fund assets with an emphasis on high credit quality and diversification across asset classes and individual investment risks. The general fund assets of the Company are invested primarily in investment grade bonds and commercial mortgages. The following table summarizes the Company’s consolidated general fund invested assets by asset category.

Consolidated General Fund Invested Assets

	December 31, 2007		December 31, 2006
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Cash and short term investments	12,354	8	10,901	6
Bonds	72,831	45	78,085	46
Stocks	11,134	7	11,272	7
Mortgages
Commercial (1)	19,213	12	21,808	13
Residential	4,712	3	3,549	2
Agricultural	2,136	1	2,774	1
Private Placements	21,591	13	25,074	15
Policy Loans	5,823	4	6,413	4
Bank Loans	2,182	1	2,009	1
Real Estate	5,727	4	5,905	3
Other investments	3,597	2	3,530	2

Total invested assets (2)	161,300	100.0	171,320	100.0

(1)	Including multi-unit residential.
(2)	For additional information on invested assets, see note 5(a) to MFC’s Audited Annual Financial Statements for the year ended December 31, 2007 filed on SEDAR.

The consolidated general fund invested assets were denominated 60% in U.S. dollars, 32% in Canadian dollars, 3% in Japanese yen and 5% in other currencies as at December 31, 2007. The Company has various policies and procedures, each subject to periodic review and approval by the Board of Directors, designed to measure and control risk in the management of the Company’s general fund assets. These include policies and procedures relating to asset liability mismatch, market, liquidity, currency, credit and derivatives. These policies and procedures are also designed to ensure compliance with the various Canadian and U.S. regulatory requirements to which the Company is subject.

Bonds and Private Placements

As at December 31, 2007, the Company held $72.8 billion of bonds and $21.6 billion of private placements, representing in total 58% of the carrying value of consolidated general fund invested assets, with 73% of the bond portfolio rated “A” or higher and 96% rated “BBB” (investment grade) or higher. Investment grade bonds and private placements include the securities of more than 3,000 different issuers, with no corporate issuer representing more than 0.6% of such holdings. Below investment grade bonds and private placements include the securities of more than 200 different issuers, with no issuer representing more than 6% of such holdings. Net impaired bonds and private placements had a carrying value of $101 million. The following table summarizes the Company’s bond and private placement portfolio credit quality.

Bond and Private Placement Portfolio Credit Quality

($ millions)		December 31, 2007		December 31, 2006
NAIC Designation (1)	Rating Agency Designation (2)	Carrying Value	% of Total	Carrying Value	% of Total
1	AAA	20,536	21.8	22,656	22.0
1	AA	20,690	21.9	20,586	20.0
1	A	27,128	28.8	29,350	28.4
2	BBB	21,882	23.1	26,095	25.3
3 & below	BB & lower and unrated	4,186	4.4	4,472	4.3

Total		94,422	100.0	103,159	100.0

(1)	NAIC designations are assigned no less frequently than annually.
(2)	Sources: Dominion Bond Rating Service Ltd.; Standard & Poor’s Ratings Services; Moody’s Investors Service, Inc.; Fitch IBCA; Thomson Financial Bankwatch, Inc.; Rating & Investment Information, Inc.; Japan Credit Rating Agency, Ltd. and internal ratings. Rating designation includes all gradations within the relevant category.

Of the bond and private placement portfolio, 27% was invested in government-related securities as at December 31, 2007. The remainder was primarily composed of corporate bonds. As at December 31, 2007, the bond and private placement portfolio was 65% denominated in U.S. dollars, 26% in Canadian dollars, 3% in Japanese yen and 6% in other currencies.

The Company invests in private placements because of the generally higher yield, more restrictive financial and business covenants and stronger prepayment protection available on such investments compared to similarly rated public bonds. To the extent that its private placement holdings are not rated by nationally-recognized rating agencies, the Company assigns a rating for internal monitoring purposes using methodologies that management believes generally track methodologies employed by these rating agencies. The following table summarizes the scheduled maturities of the Company’s bond and private placement portfolio.

Bond and Private Placement Portfolio Scheduled Maturities

	December 31, 2007		December 31, 2006
($ millions)	Carrying Value	Fair Value	Carrying Value	Fair Value
Due in one year or less	4,483	4,482	4,109	4,122
Due after one year through five years	20,163	20,156	23,556	23,506
Due after five years through ten years	22,609	22,598	25,860	25,976
Due after ten years	47,167	47,168	49,634	51,980

Total	94,422	94,404	103,159	105,584

Mortgages

As at December 31, 2007, mortgage investments represented 16% of general fund invested assets. The mortgage portfolio is diversified by location, property type and mortgagor. First mortgages represented 99% of total mortgages. All mortgages are secured by real properties with 55% located in Canada and 45% located in the United States. Commercial mortgages constituted 74% of total mortgages. The Company has an insignificant amount of development lending within the commercial mortgage portfolio. The following table summarizes the Company’s mortgage portfolio by property type.

Mortgage Portfolio—Property Type

	December 31, 2007		December 31, 2006
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Consolidated Company
Multi-unit residential (1)	4,126	16	4,471	16
Retail	5,586	22	6,688	24
Office	3,883	15	4,788	17
Industrial	3,225	12	3,574	13
Other Commercial	2,393	9	2,287	8
Other Residential	4,712	18	3,549	12
Agricultural	2,136	8	2,774	10

Total	26,061	100	28,131	100

Canada
Multi-unit residential (1)	2,484	10	2,427	9
Retail	2,377	10	2,634	10
Office	1,486	6	1,712	6
Industrial	1,692	6	1,786	6
Other Commercial	1,504	5	1,104	4
Other Residential	4,710	18	3,547	12
Agricultural	99	0	0	0

Total	14,352	55	13,210	47

United States
Multi-unit residential (1)	1,639	6	2,044	7
Retail	3,142	12	4,054	14
Office	2,397	9	3,066	11
Industrial	1,533	6	1,788	7
Other Commercial	889	4	1,176	4
Other Residential	0	0	0	0
Agricultural	2,037	8	2,774	10

Total	11,637	45	14,902	53

Other Countries
Multi-unit residential (1)	3	0	0	0
Retail	67	0	0	0
Office	0	0	10	0
Other Commercial	0	0	7	0
Other Residential	2	0	2	0

Total	72	0	19	0

(1)	Includes multi-unit residential properties, such as condominiums.

The following table summarizes the Company’s mortgage portfolio by regional distribution.

Mortgage Portfolio—Regional Distribution

	December 31, 2007		December 31, 2006
($ millions)	Carrying Value	% of Total	Carrying Value	% of Total
Canada
Ontario	6,947	27	6,662	24
Western Canada	5,095	19	4,614	16
Quebec	1,317	5	1,087	4
Other Canada	993	4	847	3

	14,352	55	13,210	47

United States
Pacific	3,269	13	3,847	14
Mid-Atlantic	1,810	7	2,082	7
New England	864	3	1,187	4
Central Northeast	1,092	4	1,642	6
South Atlantic	2,127	8	2,767	10
Other	2,475	10	3,377	12

	11,637	45	14,902	53

Other Countries	72	0	19	0

Total	26,061	100	28,131	100

Mortgages are originated through a network of 16 branches across Canada and the United States. In 2007, the Company originated approximately 60% of its business directly, with mortgage broker referrals representing the balance. While the Company does not have any exclusive arrangements with brokers, there are non-exclusive origination and servicing arrangements with certain mortgage bankers in the United States. The Company requires external appraisals on all new and renewal mortgages over $5 million. Approval of new mortgages and renewals or any amendments to mortgages must be made in accordance with the Company’s mortgage lending policy guidelines, which are reviewed by the Board of Directors at least annually.

The value of government-insured loans was 21% of the total mortgage portfolio as at December 31, 2007. The Company also had privately insured mortgages representing 1.5% of the total mortgage portfolio as at December 31, 2007. For conventional loans in both Canada and the United States, the Company’s maximum loan-to-value ratio on new origination is 75% at the time the mortgage is underwritten. As at December 31, 2007, 0.04% of the Company’s Canadian mortgage portfolio and none of the U.S. mortgage portfolio were considered delinquent.

Stocks

As at December 31, 2007, stocks represented 7% of the consolidated general fund invested assets. The Company’s stock portfolio is diversified by industry sector and issuer, and is 99% comprised of publicly listed common shares. The stock portfolio was invested 40% in Canadian issuers, 31% in U.S. issuers, 21% in Asian issuers and 8% in other issuers. The largest single issuer in the stock portfolio represented 5% of the portfolio.

Real Estate

Real estate represented 4% of the consolidated general fund invested assets as at December 31, 2007. As at December 31, 2007, the real estate carrying value was $5.7 billion, with 59% located in the United States, 34% in Canada and 7% in Japan and other Asian countries.

The real estate portfolio is diversified by property types, with 86% in commercial properties and 14% in timber and agriculture. The commercial portfolio focuses on major urban centres. Office properties are the largest component, representing 83% of the portfolio as at December 31, 2007, with the remainder split among residential, retail, industrial and other property types. The overall occupancy rate for all commercial real estate investments as at December 31, 2007 was over 95%.

The real estate portfolio, as at December 31, 2007, had a market value surplus of $1,988 million over carrying value including deferred realized net gains. Real estate market values are determined by a combination of independent appraisals and values established by professional accredited appraisers who are employees of the Company. The Company’s commercial real estate properties with a carrying value of $30 million or greater are appraised annually with the remainder appraised at least once every three years. In 2007, approximately 80% of the commercial real estate portfolio was appraised, the majority of which were performed by independent appraisers. An environmental site assessment, prepared by an independent third party, must be conducted for all new real estate properties. If any environmental concerns are identified, a more detailed environmental assessment must be obtained. Additionally, the Company’s environmental compliance officer must approve the purchase of any such commercial properties.

Policy Loans

Policy loans represented 4% of invested assets as at December 31, 2007. Most individual life insurance policies, excluding term insurance, provide the policyholder with the right to obtain a policy loan from the Company. Such loans are made in accordance with the terms of the respective policies and are carried at the outstanding balance.

Policy loans are fully secured by the cash value of the policies on which the respective loans are made. If a policyholder surrenders the policy, the cash value paid by the Company will be the cash value less the amount of the outstanding policy loan. Similarly, upon the death of the policyholder, the death benefit paid by the Company will be the death benefit less the amount of the outstanding policy loan. Consequently, the Company has no exposure to default risk on policy loans.

Other Investments

Other investments include $2.9 billion of unconsolidated joint ventures, partnerships, funds, limited liability corporations, leases, subordinated debt of life insurance companies and $524 million of oil and gas producing properties. Oil and gas assets are located in Alberta, Saskatchewan and Ontario, Canada.

Impaired Assets

As at December 31, 2007, net impaired assets were $240 million, representing 0.2% of consolidated general fund invested assets. Allowances for losses on loans are established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the asset and related investment income. Bonds and stocks are written down to market value if an impairment in their value is considered to be other than temporary. Real estate properties are written down to market value if an impairment in the value of the entire real estate portfolio, determined net of deferred realized gains and losses, is considered to be other than temporary. Assets are reviewed quarterly to identify whether any provisions should be taken. The carrying value of an impaired asset is reduced to the net realizable value of the asset in the period of impairment and a corresponding provision or impairment is charged to income. Once established, an allowance is only reversed, in the case of loans, if the conditions that caused the impairment no longer exist. For all other assets, the impairment loss is permanent. The Company had established allowances for impairment of $76 million as at December 31, 2007.

Third Party Assets

MFC Global also manages a significant book of third party assets on behalf of clients of the Company’s operating divisions and institutional clients. Assets managed for third parties decreased by $3 billion to $91 billion; however, on a constant currency basis, assets managed for third parties increased by $10 billion or 10.6%, driven by growth from both retail and institutional mandates.

Third Party Assets

As at December 31			Change
($ in millions)	2007	2006	$	%
Managed on behalf of
Operating Division clients	64,728	64,519	209	0
Institutional clients	26,247	29,335	(3,088)	(11)

Total third party assets	90,975	93,854	(2,879)	(3)

RISK FACTORS

Manulife Financial is in the business of taking risk to generate profitable growth. The Company’s risk exposures may result in a combination of direct financial loss, damage to reputation, or inability to conduct business or service customers, all of which can impact shareholder value. Manulife Financial’s goal in managing risk is to strategically optimize risk taking and risk management to support long term revenue and earnings growth and shareholder value growth. The Company seeks to achieve this by capitalizing on business opportunities that are aligned with its risk taking philosophy, risk appetite and return expectations, by identifying, monitoring and measuring all key risks taken and by proactively executing effective risk control and mitigation programs.

Manulife Financial will only assume risks that are prudent in relation to its capital strength and earnings capacity, that are aligned with its operational capabilities, that meet its corporate ethical standards, that allow it to remain diversified across risk categories, businesses and geographies, and for which the Company expects to be appropriately compensated. The Company must manage risk effectively to safeguard its reputation and capital, and to meet the expectations of its shareholders, customers and regulators.

Manulife Financial employs an enterprise-wide approach to all risk taking and risk management activities globally. The Company’s enterprise risk management framework sets out comprehensive policies and rigorous standards of practice related to risk governance, risk identification and monitoring, risk measurement, and risk control and mitigation.

Further explanation of Manulife Financial’s risk management approach and the risks relating to Manulife Financial and its business, and the accounting and actuarial assumptions and estimates used by Manulife Financial in the preparation of its financial statements, can be found in the sections under “Risk Management” and “Critical Accounting and Actuarial Policies” in MFC’s Management’s Discussion and Analysis for the year ended December 31, 2007, available on SEDAR at www.sedar.com, which sections are incorporated herein by reference.

As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market and liquidity risk, credit risk, insurance risk and operational risk are the major categories of risk described in the sections of MFC’s Management’s Discussion and Analysis referred to above. Management has identified the following as risk factors that could cause actual performance and results to differ materially from expectations: level of competition and consolidation; changes in laws and regulations; the ability to complete acquisitions and execute strategic plans; general business and economic conditions including market price volatility, interest rate changes and currency rates; Company liquidity; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; accuracy of accounting policies and actuarial methods used by the Company; the ability to adapt products and services to the changing market; the ability to maintain the Company’s reputation; legal and regulatory proceedings; the disruption of or changes to key elements of the Company’s or to public infrastructure systems; the ability to attract and retain key executives and environmental concerns. These risk factors should be considered in conjunction with the other information in this Annual Information Form and the documents incorporated by reference herein. The Company cautions that the preceding discussion of risks is not exhaustive.

GOVERNMENT REGULATION

As an insurance company, Manulife Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asian operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.

CANADA

Manulife Financial is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, through subsidiaries and networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services. The ICA and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting rights of the shares of an insurance company.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife Financial on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife Financial with supervisory power to bring about corrective action. The most recently completed periodic examination of Manulife Financial, conducted in February 2008, did not raise any issues which were found to be material.

Investment Powers

Under the ICA, Manulife Financial must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Capital Requirements

The ICA requires Canadian non-operating insurance companies, such as MFC, to maintain, at all times, adequate levels of capital which is assessed by comparing capital available to a risk metric in accordance with the Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies. There are no minimum or target requirements; however, OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment. MFC must also maintain minimum levels of capital for its subsidiaries. Such amounts of capital are based on the local statutory accounting basis in each jurisdiction. The most significant of these are MCCSR for MFC’s Canadian life insurance subsidiaries and the Risk Based

Capital (“RBC”) requirements for MFC’s U.S. life insurance subsidiaries. The Company maintains capital well in excess of the minimum required in all foreign jurisdictions in which the Company does business.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company is, or the payment of the dividend would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company is, or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent. There is currently no direction against MFC or Manufacturers Life paying a dividend or redeeming or purchasing their shares for cancellation.

Appointed Actuary

In accordance with the ICA, the Board of Directors of the Company has appointed a Fellow of the Canadian Institute of Actuaries as the Appointed Actuary. The Appointed Actuary is required to value the policy liabilities of Manulife Financial as at the end of each financial year in accordance with accepted actuarial practices, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of policy liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit and Risk Management Committee, to report, in accordance with accepted actuarial practice, on the current and expected future financial condition of the Company. The Appointed Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of the Company.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and are generally incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. The Company is licensed to transact business in all provinces and territories of Canada.

Provincial/Territorial Securities Laws

The Company’s Canadian mutual fund and investment management businesses are subject to Canadian provincial and territorial securities laws. Elliott & Page Limited is registered as an investment counsel and portfolio manager with the securities commissions in most provinces across Canada and is subject to regulation by the applicable provincial securities regulators. MSIL and Berkshire Investment Group Inc. (“BIG”) are registered under provincial and territorial securities laws to sell mutual funds across Canada and are subject to regulation by the applicable provincial and territorial securities regulators as well as the Mutual Fund Dealers Association of Canada, a self-regulatory organization. Berkshire Securities Inc. (“BSI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the provincial and territorial securities regulators as well as the Investment Dealers Association of Canada, a self-regulatory organization.

Consumer Protection for Financial Institution Failure

Assuris (formerly called CompCorp) was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including Manufacturers Life. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer. The CIPF is funded by its member investment dealers, including BSI.

The MFDA Investor Protection Corporation (“IPC”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their mutual fund dealer. The IPC is funded by its member mutual fund dealers, including MSIL and BIG.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock Life and John Hancock USA. They are domiciled in Massachusetts and Michigan, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the NAIC. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. More than 35 states have adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations.

Also, the Insurance Marketplace Standards Association (“IMSA”) was established in the mid-1990’s to strengthen consumer trust and confidence in the marketplace for individually sold life insurance, long-term care insurance and annuities. IMSA is a voluntary membership organization which strives to be the premier market conduct and compliance standard-setting organization serving the life insurance marketplace. Membership is voluntary but companies may only be admitted following the successful conclusion of a third party assessment procedure. John Hancock USA was originally admitted to membership in IMSA in April 1998. Its most recent re-certification was effective on November 28, 2004. John Hancock Life was initially certified by IMSA on March 31, 1998. Its most recent re-certification was effective on March 31, 2005.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which were designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 13 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2007.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife Financial’s ability to meet any debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. The payment of dividends by John Hancock USA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by John Hancock Life is regulated by Massachusetts insurance laws. In both Michigan and Massachusetts regulatory approval is required if a shareholder dividend distribution is made from any source other than earned surplus or unassigned funds. Regulatory approval is also required in both Michigan and Massachusetts if the dividend (together with other distributions made during the preceding 12 months) exceeds the greater of an insurer’s prior year’s net gain from operations or 10% of its surplus, measured at the end of the previous calendar year. The determination must be made in accordance with statutory accounting principles. In both states, approval is deemed to have occurred if notice of the dividend is filed with the regulator and it has not been disapproved during the 30-day notice period.

Securities Law

Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the Securities Exchange Commission (“SEC”) and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company. Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors, Signator Investors and John Hancock Funds is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.

Each of John Hancock Life, John Hancock Advisers, MFC Global (U.S.), Hancock Natural Resource Group, Inc., Hancock Venture Partners, Inc., Signator Investors, Declaration Management & Research LLC, John Hancock Distributors, John Hancock Investment Management Services, LLC and MFC Global Investment Management (U.S.A.) Limited is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the

SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA covered plans. The Company’s subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company and its subsidiaries to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA AND JAPAN

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the regulatory jurisdictions governing Manulife Financial’s most significant operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.

The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a wholly owned subsidiary, Manulife (International) Limited, which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components — a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.

The sale of mutual funds and investment-linked assurance products are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of provident (pension) fund products is subject to provident fund laws administered by the Mandatory Provident Fund Schemes Authority.

Japan

Life insurance companies in Japan, including Manulife Japan, are governed by the Insurance Business Law (Japan) and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products, premium levels and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency. The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels. Deregulation of sales of insurance products through bank channels became effective on December 23, 2007 and all life insurance products are now able to be sold through the bank channel.

Restrictions on Shareholder Dividends

In Asia, insurance laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”) and an unlimited number of Class B Shares (“Class B Shares”). As of December 31, 2007, MFC had approximately 1,501 million Common Shares, 14 million Class A Shares Series 1, 14 million Class A Shares Series 2 and 12 million Class A Shares Series 3 issued and outstanding.

Certain Provisions Of The Class A Shares As A Class

The following is a summary of certain provisions attaching to the Class A Shares as a class.

Priority

Each series of Class A Shares ranks on a parity with every other series of Class A Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Of The Class B Shares As A Class

The following is a summary of certain provisions attaching to the Class B Shares as a class.

Priority

Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares with respect to priority in payment of dividends and in distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of assets of MFC among its shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.

Certain Provisions Common To Both Class A Shares And Class B Shares

The following is a summary of certain provisions attaching to both the Class A Shares as a class and to the Class B Shares as a class.

Directors’ Right to Issue in One or More Series

Both the Class A Shares and the Class B Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board of Directors of MFC shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares or the Class B Shares, as the case may be, of such series, the whole subject to the filing with the Superintendent of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board of Directors of MFC. A summary of the terms of the Class A Shares Series 1, Class A Shares Series 2 and Class A Shares Series 3 can be found at Notes 11 and 13 of MFC’s Audited Annual Financial Statements for the year ended December 31, 2007 filed on SEDAR, which Notes are incorporated herein by reference.

Voting Rights of Class A Shares and Class B Shares

Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares or Class B Shares, the holders of such Class A Shares or Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.

Amendment with Approval of Holders of Class A Shares and Class B Shares

The rights, privileges, restrictions and conditions attached to each of the Class A Shares and the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of Class A Shares or Class B Shares given as hereinafter specified.

Approval of Holders of Class A Shares and Class B Shares

The approval of the holders of Class A Shares or Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to such Class A Shares or Class B Shares as a class or in respect of any other matter requiring the consent of the holders of such Class A Shares or Class B Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of Class A Shares or Class B Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of Class A Shares or Class B Shares duly called for that purpose.

Notwithstanding any other condition or provision of either Class A Shares or Class B Shares, the approval of the holders of either class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:

I.	increase or decrease the maximum number of authorized Class A Shares or Class B Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such Class A Shares or Class B Shares;

II.	effect the exchange, reclassification or cancellation of all or any part of the Class A Shares or the Class B Shares, as the case may be; or

III.	create a new class of shares equal to or superior to the Class A Shares or the Class B Shares, as the case may be.

On every poll taken at every meeting of the holders of Class A Shares or Class B Shares as a class, or at any joint meeting of the holders of two or more series of Class A Shares or Class B Shares, each holder of such Class A Shares or Class B Shares entitled to vote thereat shall have one vote in respect of each relevant Class A Share or Class B Share held.

Certain Provisions Of The Common Shares As A Class

The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except meetings at which only holders of a specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of Common Shares are entitled to receive dividends as and when declared by the Board of Directors of MFC, subject to the preference of the holders of Class A Shares, Class B Shares and any other shares ranking senior to the Common Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertains to shareholders.

DIVIDENDS

The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of Directors and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Pursuant to agreements made between MFC, Manufacturers Life, The Canada Trust Company and Manulife Financial Capital Trust (a subsidiary of Manufacturers Life) (the “Trust”), MFC and Manufacturers Life have covenanted with the holders of the outstanding Trust Capital Securities of the Trust (the “MaCS”) that, if the Trust fails to pay in full a required distribution on any series of MaCS, Manufacturers Life will not pay dividends of any kind on its MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not pay dividends on the Class A Shares, Class B Shares and Common Shares, in each case, until the 12th month following the Trust’s failure to pay the required distribution in full, unless the Trust first pays the required distribution (or the unpaid portion thereof) to the respective holders of MaCS. “MLI Public Preferred Shares” means, at any time, preferred shares of Manufacturers Life which at that time: (a) have been issued to the public (excluding any preferred shares of Manufacturers Life held beneficially by affiliates of Manufacturers Life); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million, provided however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

MFC has paid the following cash dividends in the period from January 1, 2005 to December 31, 2007:

I.	On the Common Shares, (i) a dividend of $0.26 per share was paid on March 21, 2005, (ii) a dividend of $0.30 per share was paid on June 20, 2005, September 19, 2005 and December 19, 2005, (iii) a dividend of $0.35 per share was paid on March 20, 2006 and June 19, 2006, (iv) a dividend of one Common Share per each issued and outstanding Common Share was paid on June 2, 2006, (v) a dividend of $0.175 per share was paid on September 19, 2006, (vi) a dividend of $0.20 per share was paid on December 19, 2006 and March 19, 2007, (vii) a dividend of $0.22 per share was paid on June 19, 2007 and September 19, 2007, and (viii) a dividend of $0.24 per share was paid on December 19, 2007;

II.	On the Class A Shares, Series 1, a dividend of $0.25625 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year;

III.

On the Class A Shares, Series 2, (i) a dividend of $0.09365 per share was paid on March 21, 2005, and (ii) a dividend of $0.29063 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year starting on June 20, 2005; and

IV.

On the Class A Shares, Series 3, (i) a dividend of $0.23438 per share was paid on March 19, 2006, and (ii) a dividend of $0.28125 per share was paid on the 19th day, or the first business day thereafter, of March, June, September and December in each year starting on June 19, 2006.

In the period from January 1, 2005 to December 31, 2007, Manufacturers Life paid a cash dividend of $0.38125 per share on the Class A Shares, Series 6, of Manufacturers Life on the last day, or the first business day thereafter, of March, June, September and December of each year.

CONSTRAINTS ON OWNERSHIP OF SHARES

The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions, no person is permitted to acquire any shares of MFC without the approval of the Minister of Finance if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC. The restrictions also prohibit any person from becoming a “major shareholder” of MFC. In addition, MFC is not permitted to record any transfer or issue of shares of MFC if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeding 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from transferring or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.

Under applicable insurance laws and regulations in Michigan, New York, Massachusetts, Delaware and Vermont, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts, Delaware, Vermont and New York, or must demonstrate to the relevant insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of Common Shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of Common Shares.

RATINGS

The following table summarizes the security ratings that MFC has received from approved rating agencies on its outstanding securities as at the date of this Annual Information Form. Approved rating agencies are defined by Canadian securities laws to mean DBRS Limited (“DBRS”), Fitch Ratings Ltd. (“Fitch”) and Standard & Poor’s (“S&P”).

	DBRS	Fitch	S&P
Class A Series 1	Pfd-1(low) Stable	A+ / Stable	P1 / A+ Stable
Class A Series 2	Pfd-1(low) Stable	A+ / Stable	P1 / A+ Stable
Class A Series 3	Pfd-1(low) Stable	A+ / Stable	P1 / A+ Stable
Medium Term Notes	AA (low) Stable	AA- / Stable	AA Stable

The security ratings accorded by the rating agencies are not a recommendation to purchase, hold or sell these securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process.

DBRS Ratings

DBRS’s ratings for preferred shares range from Pfd-1 to D. These ratings are meant to give an indication of the risk that an issuer will not fulfill its full obligations in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuing entity. Each rating category is denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the middle of the category. These ratings are appended with one of three rating trends – “Positive”, “Stable”, or “Negative”. The ratings trend helps to give investors an understanding of DBRS’s opinion regarding the outlook for the rating in question.

MFC’s Class A Shares, Series 1, Series 2 and Series 3 have been assigned a Pfd-1(low) rating, first out of six on the rating scale, as they are considered to be of superior credit quality and are supported by entities with strong earnings and balance sheet characteristics. The Stable outlook assigned by DBRS indicates that the rating is not likely to change.

Medium term debt rated AA is of superior credit quality, and protection of interest and principal is considered very high. In many cases such debt differs from medium term debt rated AAA only to a small degree. Entities rated AA are also considered to be strong credits, typically exemplifying above-average strength in key areas of consideration and unlikely to be significantly affected by reasonably foreseeable events.

Fitch Ratings

Fitch’s ratings for preferred shares range from “AAA” to “D” and provide an opinion on the ability of a securities issuer to meet financial commitments such as interest, preferred dividends, or repayment of principal, on a timely basis. These ratings are used as indications of the likelihood of repayment in accordance with the terms of the security and imply no specific prediction of default probability. These ratings do not directly address any risk other than credit risk. A “+” or “-” may be appended to a rating to denote its relative status within major rating categories. A rating outlook indicates the direction a rating is likely to move over a one to two-year period. Rating outlooks may be positive, stable, or negative.

MFC’s Class A Shares, Series 1, Series 2 and Series 3 have been assigned an A+ rating, fifth out of 22 on the rating scale, denoting a low expectation of credit risk. The Company’s capacity for timely payment of financial commitments is considered to be strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings. The Stable outlook assigned by Fitch indicates that the rating is not likely to change.

MFC’s Medium Term Notes have been assigned an AA- rating, reflecting a very high credit quality. The AA- rating denotes expectations of very low credit risk and indicate a strong capacity for payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

S&P’s Ratings

S&P’s ratings for Canadian preferred shares range from “P-1” to “D” and are a current assessment of the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global rating scale and on the Canadian national scale when listing the ratings for a particular issuer.

MFC’s Class A Shares, Series 1, Series 2 and Series 3 have been assigned a P-1 rating on the Canadian scale, which corresponds to an A+ rating on the global scale. The ratings rank third out of 20 on the respective ratings scale. The A+ rating denotes that the specific obligation is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than other obligations in higher rated categories. However, MFC’s capacity to meet its financial commitment on the A+ rated obligation is considered to remain very strong.

S&P issue credit ratings are based, on the likelihood of payment, the nature of and provisions of the obligation, and the protections afforded by, and relative position of the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. An obligation rated “AA” differs from the highest rated obligations only in small degree and demonstrates that the obligor’s capacity to meet its financial commitment on the obligation is considered very strong.

S&P’s analytical approach to medium-term term notes is virtually identical to the one followed in assigning a long-term rating, and a strong link exists between the short-term and long-term rating systems. Medium term debt rated AA is considered of superior credit quality, and protection of interest and principal is considered very high.

MARKET FOR SECURITIES

MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong. The Class A Shares Series 1, Class A Shares Series 2 and Class A Shares Series 3 are listed for trading on the TSX under the symbol “MFC.PR.A”, “MFC.PR.B” and “MFC.PR.C” respectively.

TRADING PRICE AND VOLUME

The following table sets out the closing price range and trading volume of the Common Shares on the TSX and the NYSE for the period indicated.

	TSX			NYSE
2007	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	$40.22	$38.83	42,252	$34.14	$32.96	13,165
February	$41.49	$38.73	48,362	$35.45	$33.10	12,808
March	$40.48	$38.05	53,904	$34.94	$32.43	13,136
April	$41.10	$39.75	38,754	$36.64	$34.37	10,363
May	$40.52	$39.02	60,199	$37.79	$35.11	13,239
June	$40.10	$38.08	68,035	$37.76	$35.92	12,229
July	$40.66	$38.55	51,610	$38.96	$36.21	15,989
August	$41.28	$36.37	73,239	$39.08	$33.69	24,452
September	$41.50	$40.02	52,672	$41.35	$38.08	11,408
October	$44.23	$40.70	52,853	$46.56	$41.04	16,923
November	$44.03	$38.67	59,935	$46.93	$39.11	27,073
December	$42.14	$38.75	50,158	$41.95	$39.40	19,561

The following table sets out the closing price range and trading volume of the Class A Shares, Series 1, Series 2 and Series 3 on the TSX for the period indicated.

	TSX – Series 1			TSX – Series 2
2007	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	$27.25	$26.50	160	$25.90	$25.02	250
February	$27.24	$26.24	113	$26.09	$25.35	209
March	$26.92	$26.31	541	$25.90	$25.50	142
April	$26.74	$26.45	145	$25.90	$25.18	174
May	$26.64	$25.76	182	$25.50	$24.26	456
June	$26.23	$24.82	144	$24.89	$22.76	710
July	$25.40	$24.75	162	$24.25	$23.40	158
August	$26.54	$25.13	103	$24.03	$23.35	156
September	$26.99	$25.17	173	$24.00	$22.71	165
October	$25.80	$25.00	189	$22.80	$21.50	1,575
November	$26.05	$25.25	110	$22.00	$21.50	404
December	$26.17	$25.55	223	$22.61	$21.65	482

	TSX – Series 3
2007	High (C$)	Low (C$)	Volume (000s)
January	$25.30	$24.80	759
February	$25.65	$24.81	305
March	$25.25	$24.97	274
April	$25.16	$24.70	169
May	$24.95	$23.25	430
June	$23.98	$22.10	665
July	$23.60	$22.65	220
August	$23.64	$22.70	200
September	$23.59	$21.94	179
October	$22.55	$21.00	1,713
November	$21.99	$20.90	916
December	$22.45	$21.00	517

LEGAL PROCEEDINGS

The Company is regularly involved in litigation, both as a defendant and as a plaintiff. The litigation naming the Company as a defendant ordinarily involves its activities as a provider of insurance protection and wealth management products, and as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States and Asia, including provincial and state regulatory bodies, state attorneys general, the SEC, the Financial Industry Regulatory Authority and Canadian securities commissions, regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers. The Company intends to continue to cooperate fully with government and regulatory authorities in connection with their respective inquiries. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on its financial condition or results of operations.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.

The following table sets forth for each of the Directors of MFC, their province or state and country of residence, position with Manulife Financial and their principal occupation as at March 27, 2008. Additional information on each Director can be found at the section entitled “Board of Directors” in MFC’s Proxy Circular dated March 18, 2008 filed on SEDAR, which section is incorporated herein by reference.

Each director is elected for a term of one year, expiring at the next annual meeting of the Company. The next annual meeting will occur on May 8, 2008.

Name and Residence	Position with Manulife Financial	Principal Occupation
Arthur R. Sawchuk Ontario, Canada	Chairman of the Board	Chairman of the Board, Manulife Financial

Dominic D’Alessandro Ontario, Canada	President and Chief Executive Officer, Director	President and Chief Executive Officer, Manulife Financial

John M. Cassaday Ontario, Canada	Director	President and Chief Executive Officer, Corus Entertainment Inc. (broadcasting company)

Lino J. Celeste New Brunswick, Canada	Director	Corporate Director

Dr. Gail C.A. Cook-Bennett Ontario, Canada	Vice Chair of the Board(1)	Chair, Canada Pension Plan Investment Board (Canada Pension Plan funds management)

Thomas P. d’Aquino Ontario, Canada	Director	Chief Executive and President, Canadian Council of Chief Executives (research and advocacy group)

Richard B. DeWolfe Massachusetts, United States	Director	Managing Partner, DeWolfe & Company LLC (consulting firm)

Robert E. Dineen, Jr. New York, United States	Director	Of Counsel, Shearman & Sterling LLP (law firm)

Pierre Y. Ducros Quebec, Canada	Director	President, P. Ducros & Associates, Inc. (investment firm)

Allister P. Graham Ontario, Canada	Director	Corporate Director (2)

Scott M. Hand Ontario, Canada	Director	Retired Chairman and Chief Executive Officer, Inco Limited (mining company) (3)

Luther S. Helms Arizona, United States	Director	Managing Director, Sonata Capital Group (investment advice firm)

Thomas E. Kierans Ontario, Canada	Director	Chair of Council and Vice President, Social Sciences and Humanities Research Council (agency for university-based research and student training) (4)

Dr. Lorna R. Marsden Ontario, Canada	Director	President Emerita and Professor, York University (5)

Hugh W. Sloan, Jr. Michigan, United States	Director	Deputy Chairman, Woodbridge Foam Corporation (manufacturer of automobile parts)

Gordon G. Thiessen Ontario, Canada	Director	Corporate Director (6)

(1)	Dr. Cook-Bennett was appointed Vice Chair of the Board effective December 6, 2007.
(2)	Prior to May 2007, Allister Graham was Chairman Emeritus, Nash Finch Company. Prior to June 2006, Mr. Graham was Chairman and Interim Chief Executive Officer of Nash Finch Company. Prior to February 2006, Mr. Graham was Chairman of Nash Finch Company.
(3)	Prior to January 2007, Scott Hand was CEO of Inco Limited. Prior to October 2006, Mr. Hand was Chairman and CEO of Inco Limited.
(4)	Prior to July 2007, Thomas Kierans was Chair, the Canadian Journalism Foundation. Prior to December 2005, Mr. Kierans was Chairman, CSI Global Education Inc., and prior to November 2004, Mr. Kierans was Chairman, The Canadian Institute for Advanced Research.
(5)	Prior to July 2007, Lorna Marsden was President and Vice Chancellor, York University.
(6)	Prior to December 2007, Gordon Thiessen was Chair, Canadian Public Accountability Board.

EXECUTIVE OFFICERS

The name, province or state and country of residence, and position of each of the executive officers of Manulife Financial are set forth in the following table as of March 27, 2008.

Name and Residence	Position with Manulife Financial
Dominic D’Alessandro Ontario, Canada	President and Chief Executive Officer

Diane M. Bean Ontario, Canada	Executive Vice President Corporate Affairs and Human Resources (1)

Jean-Paul Bisnaire Ontario, Canada	Senior Executive Vice President, Business Development and General Counsel (2)

James R. Boyle Massachusetts, United States	Executive Vice President, U.S. Insurance (3)

Robert A. Cook Hong Kong, Special Administrative Region of China	Senior Executive Vice President and General Manager, Asia and Japan (4)

Joseph M. Cooper Ontario, Canada	Executive Vice President and Chief Information Officer (5)

Simon R. Curtis Ontario, Canada	Executive Vice President and Chief Actuary (6)

John D. DesPrez III Massachusetts, United States	Senior Executive Vice President, John Hancock Financial Services

J. Roy Firth Ontario, Canada	Executive Vice President, Individual Wealth Management (7)

Donald A. Guloien Ontario, Canada	Senior Executive Vice President and Chief Investment Officer

Beverly S. Margolian Ontario, Canada	Executive Vice President and Chief Risk Officer (8)

Hugh McHaffie Massachusetts, United States	Executive Vice President, U.S. Wealth Management (9)

Paul L. Rooney Ontario, Canada	Senior Executive Vice President and General Manager, Canadian Division (10)

Peter H. Rubenovitch Ontario, Canada	Senior Executive Vice President and Chief Financial Officer

Warren A. Thomson Massachusetts, United States	Executive Vice President, U.S. Investments and Global Investment Management (11)

(1)	Prior to April 2004, Diane Bean was Senior Vice President, Corporate Human Resources and Communications.
(2)	Prior to October 2004, Jean-Paul Bisnaire was Executive Vice President, Business Development and General Counsel. Prior to July 2004, Mr. Bisnaire was a partner at Davies Ward Phillips & Vineberg LLP, a law firm with offices in Toronto, Montreal and New York.
(3)	Prior to April 2004, James Boyle was Senior Vice President, U.S. Annuities.
(4)	Prior to January 2007, Robert Cook was Executive Vice President, Life Insurance, John Hancock. Prior to April 2004, Mr. Cook was Senior Vice President, U.S. Insurance.
(5)	Prior to April 2007, Joseph Cooper was Vice President, Strategic Outsourcing with IBM. Prior to May 2006, Mr. Cooper was Director, Strategic Outsourcing with IBM. Prior to August 2004 Mr. Cooper was an Account Director with IBM.
(6)	Prior to April 2004, Simon Curtis was Senior Vice President and Chief Actuary.
(7)	Prior to April 2004, Roy Firth was Senior Vice President, Individual Wealth Management Canadian Operations.
(8)	Prior to April 2004, Beverly Margolian was Senior Vice President and Chief Risk Officer.
(9)	Prior to January 2007, Hugh McHaffie was Senior Vice President, Variable Annuities. Prior to May 2006, Mr. McHaffie was Senior Vice President, Individual Business Product Management at Metlife. Prior to November 2003, Mr. McHaffie was Senior Vice President, Individual Annuity Product Management at Metlife.
(10)	Prior to March 2006, Paul Rooney was Executive Vice President, Canadian Individual Insurance. Prior to April 2004, Mr. Rooney was Senior Vice President, Individual Insurance, Canadian Operations.
(11)	Prior to September 2006, Warren Thomson was Executive Vice President, U.S. Investments. Prior to April 2004, Mr. Thomson was Senior Vice President, Investments.

SHARE OWNERSHIP

The number of Common Shares held by Directors and Executive Officers of MFC as at December 31, 2007 was 1,197,246, which represented less than one per cent of the outstanding Common Shares.

TRANSFER AGENT AND REGISTRAR

The transfer agents for MFC’s Common Shares are as follows:

In Canada:	CIBC Mellon Trust Company	In the United States:	BNY Mellon Shareowner Services
	P.O. Box 7010, Adelaide Street Postal Station		P.O. Box 358015, Pittsburgh
	Toronto, Ontario, Canada, M5C 2W9		Pennsylvania, U.S.A. 15252
	Toll Free: 1-800-783-9495		Toll Free: 1-800-249-7702

The transfer agent for MFC’s Class A Shares, Series 1, Series 2 and Series 3 is CIBC Mellon Trust Company.

MATERIAL CONTRACTS

MFC entered into a trust indenture dated May 19, 2005 with CIBC Mellon (as amended, the “Trust Indenture”) setting out the terms of debentures that may be issued by MFC under a prospectus supplement to a short form base shelf prospectus, as filed with applicable securities regulators from time to time. MFC entered into a supplemental indenture to the Trust Indenture dated May 19, 2005 with CIBC Mellon (the “Supplemental Indenture”) and a second supplemental indenture to the Trust Indenture dated March 28, 2006 with CIBC Mellon (the “Second Supplemental Indenture”) setting out the terms of Medium Term Notes that may be issued by MFC under a Medium Term Note Program Prospectus Supplement, as filed with applicable securities regulators from time to time. Under the terms of the Trust Indenture, an aggregate maximum of $1.5 billion of Medium Term Notes are currently issuable. As at December 31, 2007, an aggregate principal amount of $350 million in Medium Term Notes are issued and outstanding.

On July 8, 2005, the SEC declared effective a joint registration statement filed in the United States by MFC and John Hancock Life relating to medium term notes sold by John Hancock Life to retail investors under the SignatureNotes program on or after June 29, 2005, the payment of which is fully and unconditionally guaranteed by MFC. MFC has also fully and unconditionally guaranteed the SignatureNotes sold by John Hancock Life prior to July 8, 2005. MFC’s guarantees of the SignatureNotes are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the SignatureNotes. John Hancock Life had approximately U.S. $2.17 billion principal amount of SignatureNotes outstanding as at December 31, 2007, with capacity to issue a further U.S. $1.96 billion principal amount under the terms of issuance program governing the SignatureNotes as at that date. More information about MFC’s guarantee of the SignatureNotes can be found at Note 23(e) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2007 filed on SEDAR.

MFC entered into a trust indenture dated December 14, 2006 (the “MFLP Indenture”) with CIBC Mellon and Manulife Finance (Delaware), L.P. (“MFLP”) as a guarantor of the debentures of MFLP issued under the MFLP Indenture. Under the terms of the MFLP Indenture, MFC unconditionally and irrevocably guaranteed on a senior basis the payment of principal, premium, if any, interest and redemption price in respect of $550,000,000 principal amount of 4.448% fixed/floating senior debentures of MFLP due December 15, 2026. MFC also unconditionally and irrevocably guaranteed on a subordinated basis the payment of principal, premium, if any, interest and redemption price in respect of $650,000,000 principal amount of 5.059% fixed/floating subordinated debentures of MFLP due December 15, 2042. More information about MFC’s guarantee of the debentures issued by MFLP can be found at Note 19(e) of MFC’s Audited Annual Financial Statements for the year ended December 31, 2007 filed on SEDAR.

MFC entered into a full and unconditional subordinated guarantee dated January 29, 2007 of Manufacturers Life’s $550 million of outstanding 6.24% subordinated debentures due February 16, 2016 and a subordinated guarantee dated January 29, 2007 of Class A and Class B preferred shares of Manufacturers Life. MFC also provided a full and unconditional guarantee dated January 29, 2007 of Manufacturers Life’s obligations under the annuities which provide the cash flows to service the $200 million of outstanding 4.551% annuity-backed notes due November 12, 2008 issued by Maritime Life Canadian Funding and has assumed certain other covenants of Manufacturers Life in connection with such annuities pursuant to an undertaking and notice of assumption. As a result of these guarantees, Manufacturers Life has received an exemption from the requirements to file certain continuous disclosure materials with the Canadian securities regulatory authorities.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, Licensed Public Accountants, Toronto, Ontario, is the external auditor who prepared the Independent Auditors’ Report to Shareholders and the Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the Securities and Exchange

Commission pursuant to the Sarbanes-Oxley Act of 2002 and Rule 3600T of the Public Company Accounting Oversight Board, which designates as interim independence standards Rule 101 of the American Institute of Certified Public Accountants’ Code of Professional Conduct and Standards Nos. 1, 2 and 3 of the Independence Standards Board.

AUDIT & RISK MANAGEMENT COMMITTEE

Audit Committee Charter

The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities. The Charter is set out in the attached Schedule 1.

Composition Of The Audit Committee

Messrs. Richard B. DeWolfe, Lino J. Celeste, Robert E. Dineen Jr., Allister P. Graham, Scott M. Hand, Luther S. Helms and Thomas E. Kierans are the members of MFC’s Audit and Risk Management Committee (“Audit Committee”). Mr. DeWolfe became the Chair of the Audit Committee effective January 1, 2007 and was previously Co-Chair of the Audit Committee with Mr. Kierans from May 4, 2006 to December 31, 2006. Mr. Kierans had held the post of Chair of the Audit Committee from May 1999 to May 4, 2006. The Board of Directors of MFC has determined that each member of the Audit Committee is independent, financially literate and that each of Messrs. DeWolfe, Celeste, Dineen, Graham, Hand, Helms and Kierans is a financial expert, as those terms are defined by the applicable regulators.

Relevant Education And Experience

In addition to the general business experience of each member of the Audit Committee, the relevant education and experience of each member is as follows: Mr. DeWolfe holds a bachelor’s degree from Boston University in marketing and finance and is the former Chairman and Chief Executive Officer of The DeWolfe Companies, Inc., a publicly listed home ownership organization prior to being acquired by Cendant Corp. Mr. Celeste is an electrical engineer, is the past Chairman of Aliant Inc. and was the President and Chief Executive Officer of New Brunswick Telephone Company Limited. Mr. Dineen holds a law degree from Syracuse University, and is a member of the board of directors of Nova Chemicals Corporation. Mr. Graham was formerly the Chairman Emeritus of Nash Finch Company and was formerly the Chairman and Chief Executive Officer of The Oshawa Group Limited. Mr. Hand is Retired Chairman and Chief Executive Officer of Inco Limited. Mr. Helms was formerly Vice Chairman of KeyBank West and Vice Chairman of Bank of America Corporation. Mr. Kierans holds a Master of Business Administration from the University of Chicago, was formerly the Chairman of Moore Corporation Limited and Petro-Canada, was formerly the President and Chief Executive Officer of the C.D. Howe Institute, and is a former member of the board of directors of BCE Inc. (now Bell Canada Inc.), TransCanada Pipelines and Inmet Mining Corporation.

Pre-Approval Policies And Procedures

A description of the pre-approval policies and procedures of the Audit Committee can be found in the Company’s Statement of Corporate Governance Practices, located at Schedule A of MFC’s Proxy Circular dated March 18, 2008 filed on SEDAR, which Schedule is incorporated herein by reference, and on the Company’s web site at www.manulife.com.

External Auditor Service Fees

A description of the fees billed by the external auditor to the Company can be found at the section entitled “Business of the Annual Meeting” in MFC’s Proxy Circular dated March 18, 2008 filed on SEDAR, which section is incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information with respect to the Company, including Directors’ and Officers’ remuneration and indebtedness, principal holders of securities, and securities authorized for issuance under the Company’s equity compensation plans, where applicable, is contained in MFC’s Proxy Circular dated March 18, 2008 filed on SEDAR. Additional financial information is provided in the Company’s comparative financial statements and the Company’s management discussion and analysis for the most recently completed financial year. Additional information relating to the Company may be found on SEDAR at www.sedar.com and is accessible at the Company’s website, www.manulife.com. Requests for materials may be sent to the Investor Relations Department of Manulife Financial at 200 Bloor Street East, NT-7, Toronto, Canada M4W 1E5.

SCHEDULE 1 – AUDIT & RISK MANAGEMENT COMMITTEE CHARTER

Manulife Financial Corporation (the “Company”)

Audit & Risk Management Committee Charter (2007)

1.	Overall Role and Responsibility

1.1	The Audit & Risk Management Committee (“Committee”) shall:

(a)	assist the Board of Directors in its oversight role with respect to:

(i)	the quality and integrity of financial information;

(ii)	the effectiveness of the Company’s risk management and compliance practices;

(iii)	the independent auditor’s performance, qualifications and independence;

(iv)	the performance of the Company’s internal audit function; and

(v)	the Company’s compliance with legal and regulatory requirements; and

(b)	prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

2.	Structure and Composition

2.1	The Committee shall consist of three or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.

2.2	No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates. Members of the Committee will not be affiliated with the Company as such term is defined in the Insurance Companies Act (Canada).

2.3	Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

2.4	The Board of Directors shall designate one member of the Committee as the Committee Chair.

2.5	Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.

2.6	Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.

2.7	The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law.

2.8	The Committee shall annually determine whether any of its members serve on the audit committee of more than three other public companies (including the Committee). If any of the Committee members fall into this category, the Committee shall consider the ability of such members to effectively serve on the Committee and, if it is determined that such members are able to continue serving, the Committee shall record the reasons for such a decision.

3.	Structure, Operations and Assessment

3.1	The Committee shall meet quarterly or more frequently as the Committee may determine. The Committee shall report to the Board of Directors on its activities after each of its meetings.

3.2	The affirmative vote of a majority of the members of the Committee participating in any meeting of the Committee is necessary for the adoption of any resolution.

3.3	The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.

3.4	The Committee shall, on an annual basis:

(a)	review and assess the adequacy of this Charter and, where necessary, recommend changes to the Board of Directors for its approval;

(b)	undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and

(c)	report the results of the performance evaluation to the Board of Directors.

The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chair of the Committee or any other member of the Committee designated by the Committee to make this report.

3.5	The Committee is expected to establish and maintain free and open communication with management, the independent auditor, the internal auditor and the Appointed Actuary and shall periodically meet separately with each of them.

4.	Specific Duties

The Committee will carry out the following specific duties:

4.1	Oversight of the Independent Auditor

(a)	Recommend to the Board that the independent auditor be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest serviced for the issuer (subject to shareholder ratification).

(b)	Recommend to the Board the compensation of the independent auditor.

(c)	Provide the oversight of the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.

(d)	Preapprove all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.

(e)	When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.

(f)	Annually review any delegation of authority to grant preapprovals of audit and permitted non-audit services.

(g)	Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.

(h)	Evaluate the qualifications, performance and independence of the independent auditor, including:

(i)	reviewing and evaluating the lead partner on the independent auditor’s engagement with the Company; and

(ii)	considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence.

(i)	Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.

(j)	Obtain and review a report from the independent auditor at least annually regarding:

(i)	the independent auditor’s internal quality-control procedures;

(ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

(iii)	any steps taken to deal with any such issues; and

(iv)	all relationships between the independent auditor and the Company.

(k)	Review and discuss with management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit.

(l)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.

(m)	Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.

4.2	Financial Reporting

(a)	Review and discuss with management and the independent auditor the annual audited financial statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of Directors prior to approval by the Board of Directors and the publication of earnings.

(b)	Review such returns of the Company as the Superintendent of Financial Institutions may specify.

(c)	Review the Company’s annual and quarterly disclosures made in management’s discussion and analysis. The Committee shall approve any reports for inclusion in the Company’s Annual Report, as required by applicable legislation and make a recommendation thereon to the Board.

(d)	Require management to implement and maintain appropriate internal control procedures.

(e)	Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting.

(f)	Review, evaluate and approve the procedures established under s. 4.2(d).

(g)	Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.

(h)	Review and discuss with management and the independent auditor the Company’s quarterly financial statements prior to the publication of earnings, including:

(i)	the results of the independent auditor’s review of the quarterly financial statements; and

(ii)	any matters required to be communicated by the independent auditor under applicable review standards.

(i)	Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(i)	any significant changes in the Company’s selection or application of accounting principles;

(ii)	any major issues as to the adequacy of the Company’s internal controls; and

(iii)	any special steps adopted in light of material control deficiencies.

(j)	Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:

(i)	critical accounting policies and practices to be used;

(ii)	significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;

(iii)	alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

(iv)	other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.

(k)	Meet with the independent auditor to discuss the annual financial statements and any investments or transactions that may adversely affect the well-being of the Company.

(l)	Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company.

(m)	Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting principles and practices suggested by the independent auditor, internal audit personnel or management.

(n)	Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance (if any) provided to analysts and rating agencies.

(o)	Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.

(p)	Discuss with the independent auditor matters required to be discussed by American Institute of Certified Public Accountants Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.

(q)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities.

(r)	Review disclosures made by the Company’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual and interim filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

(s)	Meet with the Appointed Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Appointed Actuary in accordance with the Insurance Companies Act (Canada), including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the actuary, and such other matters as the Committee may direct.

(t)	Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.

(u)	Meet with the Chief Internal Auditor and with Management to discuss the effectiveness of the internal control procedure established pursuant to s.4.2(d).

4.3	Oversight of the Company’s Internal Audit Function

(a)	Review with the internal auditor, the independent auditor and management at least annually the mandate, independence, qualifications, staffing and budget of the internal audit department and its annual work plan.

(b)	Review the periodic reports of the internal audit department on internal audit activities and the results of its audits.

4.4	Oversight of Risk Management

(a)	Review and approve periodically:

(i)	management’s risk philosophy; and

(ii)	risk management policies.

(b)	Review with management at least annually reports demonstrating compliance with risk management policies.

(c)	Review reports at least annually relating to the adequacy of the Company’s risk management practices together with management’s responses from the:

(i)	independent auditor; and

(ii)	the internal auditor.

(d)	Discuss with management at least annually the Company’s major risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

4.5	Oversight of Regulatory Compliance

(a)	Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

(b)	Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.

(c)	Review at least annually with the Global Compliance Chief the Company’s compliance with applicable laws and regulations, and correspondence from regulators.

(d)	Meet with the Company’s regulators, according to applicable law.

(e)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

4.6	Proxy Circular

(a)	The Committee shall prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.

5.	Funding for the Independent Auditor and Retention of Independent Advisors

The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall have the authority to retain such independent advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer. The expenses related to any such engagement shall also be funded by the Company.